smsc®

STANDARD MICROSYSTEMS CORPORATION / 2003 Annual Report

> > > CONNECTING ALL > >

SMSC PROVIDES REAL WORLD CONNECTIVITY™ SOLUTIONS FOR A BROAD RANGE OF HIGH-SPEED COMMUNICATION AND COMPUTING APPLICATIONS.

> > > > > CONNECTING *IT*




Product Revenues
(in thousands)
$200
$150
$100
$50
0
'99 '00 '01 '02 '03


Gross Profit Percentage
50.0%
37.5%
25.0%
12.5%
0
'99 '00 '01 '02* '03


Research & Development
(in thousands)
$35
$26
$17
$8
0
'99 '00 '01 '02 '03

*On a GAAP basis, fiscal 2002 gross profit percentage was 49.0%. See page 53 for a reconciliation of pro forma and GAAP results.



ALL

ABOUT THE COMPANY SMSC provides Real World Connectivity™ solutions for high-speed communication and computing applications. Leveraging a broad intellectual property portfolio, the Company thrives at the intersection of software, silicon and customized OEM applications. Through the integration of its leading-edge digital, mixed-signal and analog functionality and software expertise, SMSC delivers complete solutions that monitor and manage computing systems and connect peripherals to computers and to one another.

The Company is the world's leading provider of Advanced Input/Output (I/O) hardware and software solutions ranging from legacy PC I/O to leading-edge system management functionality. Through high-speed serial interfaces, including USB 2.0 and embedded Ethernet, SMSC delivers faster and higher-bandwidth peripheral connections for a wide range of products such as memory card readers, mass storage devices, digital cameras and keyboards and enables innovative high-speed networking functionality for consumer electronics, set-top boxes, printers, car navigation systems, cellular base stations, and more.

SMSC, a fabless semiconductor supplier, is based in Hauppauge, NY and maintains offices worldwide, including locations in North America, Taiwan, Japan, Europe and China. SMSC operates engineering design centers in Phoenix, AZ, Tucson, AZ, Hauppauge, NY and Austin, TX. More information about the Company is available on the World Wide Web at www.smsc.com.





Digital Camera

>>> PERSONAL CONNEC

TO MY FELLOW SHAREHOLDERS,

The semiconductor industry endured an unprecedented year-to-year decline during 2001, with industry-wide revenues dropping 32%. A recovery was forecasted to begin in 2002, but did not occur. Overall semiconductor revenues increased only 1% during 2002, but non-DRAM revenues (or the segment SMSC serves) actually declined an additional 2% from the prior year. The duration of this recession has also now stretched over multiple years, precipitating ongoing restructuring activity throughout the industry.

Despite this tough environment, I am pleased to report that SMSC stayed focused, executed crisply and delivered strong operating results. In fiscal 2003, SMSC shipped more new products than ever before, achieved significant market share gains and measurably enhanced its technical capabilities.

Even in the absence of any broad-based economic recovery, SMSC's product sales grew by 20% over the prior year. Growth was achieved across all product lines through a combination of market share gains and the successful rollout of new products serving new markets such as Universal Serial Bus (USB) 2.0 and environmental monitoring and control. Gross profit on product sales grew significantly to 44.2%, a seven-percentage point increase compared to fiscal 2002. This reflected a product mix shift to higher margin products and the increase of analog content into SMSC's product lines.

Advanced Input/Output (I/O) revenues grew by 18% versus the prior year, despite flat worldwide PC revenues. SMSC's market share of this sector grew to more than 45%, as our expanding portfolio of mixed-signal capabilities enabled new avenues of growth, particularly in addressing evolving PC architectures and the increasing requirements for environmental monitoring solutions. Key multi-million dollar design-wins this past year included SMSC's first Japanese notebook microcontroller and the industry's first embedded flash desktop I/O device.

SMSC's embedded product lines, which had been hit hard by the economic downturn in fiscal 2002, showed progress throughout fiscal 2003, largely on the strength of new product introductions in networking and USB connectivity applications. Embedded product revenues grew sequentially in every quarter of fiscal 2003, increased by 26% for the year overall and represented 27% of total revenues by the fourth quarter of the fiscal year.

TIVITY >>>>>>>>

Continued success in cost management and leverage to SMSC's profitability as product sales grew contributed to a more than $14 million improvement in pro forma operating income, from a loss of $13.3 million in fiscal 2002 to a profit of $0.8 million in fiscal 2003. Pro forma income per share from continuing operations improved to $0.14 this past year from a loss of $0.29 last year.

On a GAAP basis, operating income was $1.1 million in fiscal 2003 and $6.4 million in fiscal 2002. Income (loss) per share from continuing operations was ($0.42) in fiscal 2003, compared to $0.44 in fiscal 2002. Fiscal 2003 results were negatively affected by a $16.3 million investment impairment charge associated with two minority equity investments held since 1995 and 1997. Fiscal 2002 results were favorably affected by a $29.6 million special intellectual property payment. A comparison of GAAP and pro forma results with reconciling data is shown on page 53 of this annual report.

SMSC's balance sheet remains extremely strong. At the end of the fiscal year, cash and short-term investments totaled nearly $113 million, the Company had no bank debt and its current assets were nearly seven times its current liabilities.

In addition to producing solid financial results in a difficult environment, SMSC made important strides in positioning itself for future growth by expanding its technical capabilities to address broader markets, as well as through the introduction of new products, many of which are outside the traditional PC market.

In June of 2002, the Company significantly enhanced its analog and mixed-signal capabilities by completing the acquisition of Gain Technology Corporation, now known as the SMSC Analog Technology Center (ATC). This acquisition added 35 highly talented and prolific analog engineers and designers to our team, not only expanding our capabilities in existing product lines, but also providing opportunities





USB Card Reader

to expand into entirely new markets. ATC's capabilities address a number of areas including USB 2.0, PCI-Express and wireless communications.

In fiscal 2003, progress in new product applications included the ramping of new USB 2.0 solutions, including controllers to support flash media cards, portable storage devices and external PC drives. The Company also introduced a new USB 2.0 bus-powered PHY, enabling the design of advanced high-speed peripherals. In addition, SMSC recently entered an additional segment of the USB market with the introduction of a USB 2.0 hub device with breakthrough performance that will allow the design of hubs in many power-sensitive port expansion applications. Additional products are under development to address the evolving needs of the USB 2.0 market, which is expected to experience extremely strong growth over the next several years.

In the networking area, SMSC's 10/100 Ethernet solutions have achieved the leading market share position for embedded non-PCI applications. Looking ahead, our design teams are working on additional products to address new applications that will arise as the networking market evolves from the traditional office and telecommunications infrastructure to more consumer-oriented applications.

On a final note, I would like to recognize with gratitude the service and dedication of James R. Berrett and James J. Boyle to SMSC. Messrs. Berrett and Boyle will be retiring as directors of the Company this summer after serving for seven and three years, respectively. We thank them both for their insight, dedication and numerous contributions over the years and wish them health, happiness and success in all of their future endeavors.

As we enter fiscal 2004, SMSC's focus on growth opportunities is supported by a well-rounded set of technical capabilities, a global infrastructure and a world class list of customers. With the building blocks of a solid future in place, we look forward to continued momentum and profitable growth in the coming years. I'd like to thank our employees for their ongoing commitment to the Company's success and our shareholders for their continued support.

Sincerely,

Steven J. Bilodeau
Chairman of the Board, President
and Chief Executive Officer

April 11, 2003


STEVEN J. BILODEAU



SMSC SHIPPED MORE NEW PRODUCTS THAN EVER BEFORE, ACHIEVED SIGNIFICANT MARKET SHARE GAINS AND MEASURABLY ENHANCED ITS TECHNICAL CAPABILITIES.



DURING FISCAL 2003, SMSC INTRODUCED ITS LINE OF USB 2.0 PRODUCTS DESIGNED TO ADDRESS THE NEED FOR HIGH-PERFORMANCE, LOW-POWER USB SYSTEMS.







USB Flash Drive



USB Hub

USB CONNECTIVITY > >

PRODUCT DIVERSIFICATION Through a proven ability to understand customers' needs and respond with innovative solutions solving critical connectivity, space and cost requirements, SMSC has evolved to become a leading provider of semiconductor and software design functionality both inside and out of the PC. Underpinning a success in product diversification, the Company has been first to market with many products that enable high-speed communications for a wide range of applications in both business and consumer markets.

During fiscal 2003, SMSC introduced its line of USB 2.0 products designed to address the need for high-performance, low-power USB systems. Its USB device controllers address many consumer markets including mass storage for portable devices small enough to hang on a key chain, card readers to support a wide range of flash media cards such as those used in digital cameras, and controllers for external disk drives such as CD-ROM, CD-R, CD-R/W, DVD and DVD-RAM. In addition, its USB 2.0 physical layer (PHY) products include the GT3100 IP core and the GT3200 discrete device, providing best-in-class power consumption for systems using only the power provided by the USB cable.

More recently, SMSC entered a new segment of the USB 2.0 market with the introduction of its first USB 2.0 hub device, enabling the design of bus-powered, standalone hubs, LCD monitor hubs, docking station hubs, USB 2.0 laptop port replicators, bus-powered hub/flash drive/card reader combinations, and other power sensitive applications for USB 2.0 port expansion. The market opportunity for this segment alone is expected to exceed 19 million units by 2007 and grow at an estimated compound annual rate of 122%, according to recent statistics published by In-Stat/MDR.

Going forward, the Company will also leverage its expertise in the existing USB 1.1 protocol to support applications in growth areas such as cradles for personal digital assistants and tablet PCs and external PC disk drives. Further, continued investments in future USB 2.0 hub, flash and PHY devices, focusing on both hardware and software customization, will strengthen the Company's baseline success in providing USB 2.0 solutions for a total addressable market, according to an In-Stat/MDR industry report, of one billion installed units today.



INPUT/OUTPUT *SOLUTIONS*

APPLICATIONS FOR SMSC'S ADVANCED I/O SOLUTIONS REACH BEYOND THE TRADITIONAL PC DOMAIN AND OFFER GROWTH OPPORTUNITIES IN A WIDE RANGE OF MARKETS SUCH AS SERVERS, PERSONAL DIGITAL ASSISTANTS, SMART DISPLAYS AND OTHER HYBRID COMMUNICATION DEVICES.



Notebook Microcontroller



FEATURE RICH SOLUTIONS SMSC's expertise in the development of leading-edge digital, mixed-signal and analog functionality is the core that drives the Company's strategy of integrating higher value-added features into evolving computing and communication architectures. SMSC maintains the world's leading market share in providing Advanced Input/Output (I/O) hardware and software solutions for desktop and notebook PC applications ranging from legacy I/O to system management functionality.

Due in large part to market share gains, SMSC's Advanced I/O product revenues grew by 18% in fiscal 2003, far exceeding the performance of the broader PC market, according to industry statistics. This past year, SMSC introduced many new feature-rich solutions for this market, which have positioned the Company well to further diversify its offering into new markets outside of the PC as well. The Company's progress is particularly evident in a significant increase in global share of Advanced I/O devices in calendar year 2002, bringing its total share to more than 45%.

SMSC introduced several new products in fiscal 2003 for the fast-growing notebook computer market, including a solution that combines Advanced I/O functionality with a high-performance microcontroller and shared flash interface. They enable the design of full-featured port replication and docking solutions for legacy-free notebook PCs through a hot-switchable external interface, and other companion controllers for similar applications. Other ongoing product developments and enhancements leveraging SMSC's analog, mixed-signal, embedded flash and software/BIOS capabilities include products for environmental monitoring and control, keyboard controllers and more. Applications for these solutions reach beyond the traditional PC domain and offer growth opportunities to SMSC in a wide range of markets such as servers, personal digital assistants, smart displays and other hybrid communication devices.

Going forward, as architectures continue to evolve, converge, process more data and become central hubs of information, they will require increasingly sophisticated solutions to monitor and direct system functionality, such as those addressing bandwidth and data transfer performance like PCI-Express. SMSC, a key network developer for the PCI-Express architecture, will play an important role in the evolution of this flexible, scalable next-generation interface. As a result of the technological investments the Company is making today, SMSC is well positioned to deliver solutions customized to a wide range of platforms in a highly diverse marketplace.

NETWORKING SOLUTIONS



ADDRESSING NETWORKING TREND TOWARD HIGH-VOLUME APPLICATIONS SMSC is the leading supplier of products for the embedded (non-PCI) Ethernet market. Traditionally, Ethernet solutions have catered to telecommunications and the networked office. Today the trend is quickly moving to non-traditional networked applications as a result of Ethernet's low-cost, high-performance, ubiquitous features. As a result, new opportunities are emerging for SMSC to address networking needs for a wide range of products in markets previously served by non-Ethernet, proprietary solutions. In addition, as these new applications add more connectivity options such as USB 2.0, SMSC will be well positioned to add more value and reduce customer costs as a result of its rich portfolio of connectivity technologies and strong mixed-signal expertise.

In particular, SMSC's LAN91C111 single-chip MAC/PHY non-PCI Ethernet controller is being favorably received with numerous design wins and strong sales momentum as customer production ramps accelerate. The LAN91C111 allows OEMs to meet the evolving needs of Ethernet networks, particularly as the demand for network speed continues to increase for multimedia and World Wide Web applications. Looking ahead, the Company plans to develop an even larger family of products to address emerging Ethernet applications requiring even higher performance and greater functionality.

Leveraging a solid traditional customer base, which SMSC has serviced well through strong channel partnerships, the Company is now well positioned to expand its customer base to address larger-scale OEM customers as the market for Ethernet products migrates to new high-volume products.

SMSC also offers a line of ARCNET solutions which are commonly used in niche applications requiring secure, real-time, deterministic response, such as car navigation systems, cellular base stations and networked medical equipment. This protocol, particularly pervasive in Japan and Europe, is expected to remain a strong and profitable business for SMSC in the coming years.


SUPPLIER OF
EMBEDDED (NON-
RKET.

SMSC HAS ALIG
ITS BUSINESSES W
DYNAMIC MARK





GROWTH OPPORTUNITIES IN DYNAMIC MARKETS SMSC is approaching the future with a focused strategy and optimistic long-term outlook. It has aligned its businesses with dynamic markets and the Company should have significant earnings leverage over the long-term from its growth plans.

Advanced I/O

- Integration of higher-value functionality in core I/O devices
- Growth of mixed-signal and analog content
- Proliferation of customized, stand alone microcontroller solutions
- Expansion of environmental monitoring solutions

USB Connectivity

- Development of USB device controllers addressing portable mass storage devices, card readers supporting flash media cards and external PC disk drives
- Growth of USB 2.0 PHY products addressing networking, computing, consumer electronics and embedded system applications
- Expansion of USB 2.0 hub devices enabling the design of a wide range of bus-powered, stand alone hubs and other power sensitive applications for USB 2.0 port expansion

Networking

- Continued growth of networking designs for machine-to-machine applications such as POS terminals and factory/building automation
- Solutions addressing a wide range of home media applications, including set-top boxes, personal video recorders and high definition television
- Continued growth of ARCNET solutions for secure, deterministic applications such as cellular base stations and car navigation systems

Looking ahead, the investments SMSC is making in its core businesses will broaden its product lines, build and deepen customer relationships and secure its competitive advantages as the Company seeks to establish and secure a leadership position in all the market niches it serves.

FINANCIAL *REVIEW*

SELECTED FINANCIAL DATA
(In thousands, except per share data)

For the years ended February 28 or 29,	**2003**	2002	2001	2000	1999
Operating Results					
Product sales	**$154,244**	$128,528	$162,008	$151,371	$154,352
Intellectual property revenues	**1,273**	30,770	1,420	1,876	1,474
Total sales and revenues	**155,517**	159,298	163,428	153,247	155,826
Gross profit	**69,424**	78,034	66,768	59,363	55,980
Research and development	**31,166**	31,178	32,580	24,365	17,437
Selling, general and administrative	**36,268**	32,744	35,369	32,993	30,550
Amortization of intangible assets	**1,167**	—	—	—	—
Restructuring costs	**(247)**	7,734	—	—	—
Operating income (loss)	**1,070**	6,378	(1,181)	2,005	6,439
Other income (expense)	**(14,446)**	4,308	34,293	3,415	2,221
Income (loss) from continuing operations	**$ (6,971)**	$ 7,475	$ 22,164	$ 3,442	$ 6,003
Net loss from discontinued operations	**(500)**	(1,564)	—	—	(5,255)
Gain (loss) on sales of discontinued operations, net of taxes	**—**	—	4,765	4,151	(13,293)
Cumulative effect of change in accounting principle, net of taxes	**—**	—	—	(2,924)	—
Net income (loss)	**$ (7,471)**	$ 5,911	$ 26,929	$ 4,669	$ (12,545)
Diluted net income (loss) per share					
Income (loss) from continuing operations	**$ (0.42)**	$ 0.44	$ 1.29	$ 0.22	$ 0.38
Net income (loss)	**(0.45)**	0.35	1.57	0.29	(0.79)
Diluted weighted average common shares outstanding	**16,538**	16,900	17,165	15,915	15,824

The operating results presented above reflect:

- *The Company's acquisition of Gain Technology Corporation in fiscal 2003, as more fully described in Note 4 to the Consolidated Financial Statements included in this report.*
- *$16.3 million of investment impairment charges recorded in fiscal 2003, as more fully discussed in Note 9.*
- *The receipt of a $29.6 million special intellectual property payment in fiscal 2002, as more fully described in Note 7.*
- *$9.0 million of business restructuring charges recorded in fiscal 2002, as more fully described in Note 6.*

SELECTED FINANCIAL DATA

(In thousands, except per share data)

As of February 28 or 29, and for the years then ended	**2003**	2002	2001	2000	1999
Balance Sheet and Other Data					
Cash and short-term investments	**$112,897**	$126,660	$109,174	$ 75,405	$ 70,071
Working capital	**145,639**	154,981	146,382	111,016	98,342
Capital expenditures	**5,695**	4,488	14,600	10,503	10,847
Depreciation and amortization	**10,752**	11,614	11,792	9,988	10,544
Total assets	**247,949**	236,063	239,098	258,508	198,657
Long-term obligations	**7,379**	6,973	5,812	22,151	7,816
Shareholders' equity	**204,012**	193,453	194,315	201,792	158,434
Book value per common share	**12.17**	12.14	12.08	12.80	10.21

This selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes, and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto contained in this report.

Portions of this report may contain forward-looking statements about expected future events and financial and operating results that involve risks and uncertainties. These include the timely development and market acceptance of new products; the impact of competitive products and pricing; the effect of changing economic conditions in domestic and international markets; changes in customer order patterns, including loss of key customers, order cancellations or reduced bookings; and excess or obsolete inventory and variations in inventory valuation, among others. Words such as "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures.

Standard Microsystems Corporation (the Company or SMSC) competes in the semiconductor industry, which has historically been characterized by intense competition, rapid technological change, cyclical market patterns, price erosion and periods of mismatched supply and demand. In addition, sales of many of the Company's products depend largely on sales of personal computers and peripheral devices, and reductions in the rate of growth of the PC and embedded markets could adversely affect its operating results. SMSC conducts business outside the United States and is subject to tariff and import regulations and currency fluctuations, which may have an effect on its business. All forward-looking statements speak only as of the date hereof and are based upon the information available to SMSC at this time. Such information is subject to change, and the Company will not necessarily inform investors of such changes, except as required by law. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in the Company's reports filed with the Securities and Exchange Commission (SEC). Investors are advised to read the Company's Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, particularly those sections entitled *Other Factors That May Affect Future Operating Results,* for a more complete discussion of these and other risks and uncertainties.

OVERVIEW

Description of Business

SMSC is a designer and worldwide supplier of advanced digital, mixed-signal and analog semiconductor solutions for a broad range of communications and computing applications in the areas of Advanced Input/Output (I/O), USB connectivity, networking and embedded control systems. The Company is a fabless semiconductor supplier whose products are manufactured by world-class third-party semiconductor foundries and assemblers. To ensure the highest quality, the Company conducts a significant portion of its final testing requirements in the Company's own state-of-the-art testing operation.

The Company is prominent as the world's leading supplier of Advanced I/O integrated circuits for desktop and mobile personal computers. Advanced I/O circuits contain a variety of individual functions ranging from legacy PC I/O to leading edge system management, including flash memory, infrared communications support, a real-time clock, and power management.

The Company serves the networking and connectivity markets with its families of integrated Ethernet and USB 2.0 products, along with other products, which provide solutions for the needs of network printers, set-top boxes, home gateway products, automobile navigation systems, cellular base stations, USB peripherals and a variety of other machine-to-machine communications applications.

The Company's headquarters are located in Hauppauge, New York, and SMSC operates design and validation centers in New York, Austin, Texas, Tucson, Arizona and Phoenix, Arizona, and has sales offices in the United States, Europe, Taiwan and China. The Company conducts most of its business in the Japanese market through its majority-owned subsidiary, SMSC Japan.

Customers and Product Life Cycles

SMSC sells its products to a worldwide customer base, which includes most of the world's leading personal computer and personal computer motherboard manufacturers. The Company's Advanced I/O circuits reside on the motherboards of personal computer products sold by Dell, Fujitsu, Gateway, Hewlett-Packard/Compaq, IBM, Intel, NEC, Sony, Toshiba and most other leading manufacturers. The Company also sells its products through electronics distributors, who provide value-added access to a broad base of smaller personal computer suppliers, as well as to many customers who use the Company's products in diverse networking, connectivity and embedded systems applications.

While demand for the Company's products is primarily driven by the worldwide demand for personal computers, peripheral devices, and embedded systems applications sold by U.S.-based suppliers, a significant portion of the Company's products are sold to manufacturing subcontractors of those U.S.-based suppliers, located in Asia and the Pacific Rim. The majority of the world's personal computer, personal computer motherboard and other high technology manufacturing activity occurs in that region.

The evaluation, testing and design-in of the Company's products by customers typically takes several months or more, with an additional three to nine months or more before a customer typically commences volume production of equipment incorporating the products. In light of the economic slowdown in the technology sector over the past several years, it may now take significantly longer than three to nine months before customers commence volume production of equipment incorporating the Company's products. Due to these dynamics, the Company can experience significant delays between incurring expenses for research and development, marketing, selling, administrative efforts, and investments in inventory, and the corresponding generation of sales and revenue, if any. As is typical in the semiconductor industry, the Company's rate of new orders can vary significantly from month to month. If anticipated sales and revenues in any quarter do not occur as expected, expenses and inventory levels could be disproportionately high, and the Company's results of operations for that quarter, and potentially for future quarters, could be adversely impacted.

From time to time, several key customers can account for a significant portion of the Company's sales and revenues. During fiscal 2003, 2002 and 2001, the Company had customers whose purchases represented greater than 10% of the Company's sales and revenues in those fiscal years. In fiscal 2003, three customers accounted for 19.6%, 14.3% and 12.1%, respectively, of the Company's sales and revenues. In fiscal 2002, two customers accounted for 29.0% and 15.2%, respectively, of the Company's sales and revenues. In fiscal 2001, one customer accounted for 11.2% of the Company's sales and revenues. No other customer represented more than 10% of the Company's sales and revenues in those fiscal years. The Company expects that its key customers will continue to account for a significant portion of its sales and revenues in fiscal 2004 and for the foreseeable future.

Gross Profit

The Company's gross profit has been impacted in the past, and may continue to be impacted in the future, by various factors, including:

- Product mix
- Position of products in their respective life cycles
- Competitive pricing strategies
- Manufacturing efficiencies and inefficiencies
- Semiconductor foundry manufacturing capacity

Advanced I/O products typically have short production life cycles, are sold in high-volume, and generally produce lower gross margins than products for networking and embedded systems applications, which typically have longer production life cycles and are shipped in lower unit volumes. In addition, newly introduced products generally command higher average selling prices and gross margins, both of which typically decline over product life cycles, due to competitive pressures and other factors. In order to offset declines in average selling prices, the Company continually works to add additional functionality and value to its products, and to reduce the costs of its products, through product and manufacturing design changes, yield improvements, manufacturing efficiencies and lower costs negotiated with subcontract manufacturers.

Business Acquisition

In June 2002, the Company acquired all of the outstanding common stock of Gain Technology Corporation (Gain), a developer and supplier of high-speed, high-performance analog and mixed-signal communications integrated circuits and proprietary intellectual property cores, based in Tucson, Arizona. Gain now operates as SMSC Analog Technology Center, Inc., (ATC). Total initial consideration paid for the acquisition of ATC was approximately $36.1 million, consisting of approximately 749,000 shares of SMSC common stock valued at $17.9 million, $16.6 million of cash, and $1.6 million of direct acquisition costs. Through this acquisition, the Company significantly enhanced its analog and mixed-signal capabilities, by adding 35 highly skilled engineers and designers, acquiring several new products, and expanding its intellectual property portfolio.

The Company's new GT3200 device, acquired through the ATC acquisition, is the first in a family of high-performance analog physical layer (PHY) and high-speed serial data communication devices specifically designed for the new USB 2.0 connectivity standard. It is fully certified by the USB Implementers Forum and complements the Company's existing family of USB 2.0 products.

Leveraging ATC's assets and expertise, the Company is pursuing additional product opportunities in high-speed, high-performance USB connectivity and several new markets.

Business Restructuring

In November 2001, the Company's Board of Directors approved management's plan to exit the PC chipset business, redirect the Company's resources, and increase its focus on leveraging its core technologies toward higher growth, higher margin businesses. As a result, the Company discontinued further investments in PC chipset development activities. This restructuring was announced on December 3, 2001.

The decision to exit this business was based upon an assessment of the PC chipset marketplace, and management's conclusions that the opportunities for profitability in this marketplace had declined, and the costs of entry had increased, to a point where further investments in PC chipset technology were not justified. In addition to the changing market prospects for PC chipset products, the current, unprecedented semiconductor market downturn had prevented the Company from producing profits while continuing its significant investment in PC chipset products.

As a result of this restructuring, the Company recorded charges of $9.0 million in fiscal 2002, of which $7.7 million was classified within operating expenses and $1.3 million was classified within cost of goods sold on the Consolidated Statements of Operations. The restructuring-related charges included $5.3 million for impairments in asset values, $1.3 million for excess and obsolete inventory, $1.9 million for long-term, non-cancelable lease obligations, $0.3 million for a workforce reduction of 55 people, and $0.2 million in other costs. In fiscal 2003, the Company reduced these charges by $0.2 million, after reassessing its remaining obligations under this restructuring plan.

The Company completed its restructuring program during the fourth quarter of fiscal 2002. Substantially all of the $0.3 million in cash payments related to the workforce reduction were made in that period. Payments related to the non-cancelable lease obligations will be paid over their respective terms, through August 2008. Substantially all of the remaining restructuring costs were non-cash.

By virtue of this restructuring, the Company redeployed certain resources previously devoted to PC chipset marketing and development programs back to its core technologies in high-speed communications and computing applications. The restructuring had minimal impact on product sales, as the Company had yet to achieve significant product sales of PC chipset products.

RESULTS OF OPERATIONS

Sales and Revenues

The Company's sales and revenues for fiscal 2003 were $155.5 million, including $154.2 million of product sales and $1.3 million of intellectual property revenues, compared to fiscal 2002 sales and revenues of $159.3 million, which included $128.5 million of product sales and $30.8 million of intellectual property revenues. Fiscal 2001 sales and revenues were $163.4 million, including $162.0 million in product sales and $1.4 million in intellectual property revenues.

Product sales increased 20% in fiscal 2003, compared to fiscal 2002, outpacing the nominal overall growth in worldwide semiconductor revenues in calendar 2002 (quoted as less than 2% by independent market research sources), primarily on the strength of new design-wins with several key customers achieved during fiscal 2002 and fiscal 2003. The Company believes that it increased its Advanced I/O market share during fiscal 2003 on the strength of these key design-wins. In addition, following a prolonged slump dating back to the early part of fiscal 2002, sales of the Company's networking and USB connectivity products increased in fiscal 2003, compared to fiscal 2002, reflecting contributions from several new products in each of these product lines.

The decline in product sales in fiscal 2002, to $128.5 million, as compared to $162.0 million in fiscal 2001, resulted primarily from a decrease in unit volumes, reflecting the unfavorable economic conditions in the semiconductor industry. Many of the Company's customers faced slowing demand for their products and needed to work down significant inventory balances throughout fiscal 2002. Despite this ongoing economic slowdown in the technology sector, the Company's 21% decline in product sales in fiscal 2002 was lower than the 30%–35% calendar 2001 revenue decline experienced by the overall semiconductor industry, as estimated by independent market research sources.

Intellectual property revenues in fiscal 2002 included a $29.6 million payment received from Intel Corporation, further details regarding which appear within the section of this discussion titled *Technology and Patent License Agreements with Intel Corporation.*

Sales and revenues from customers outside of North America accounted for 91% of the Company's sales and revenues in fiscal 2003, compared to 73% in fiscal 2002 and 77% in fiscal 2001. The fiscal 2002 comparison was impacted by the $29.6 million intellectual property payment received from Intel Corporation in that period, without which 90% of the Company's fiscal 2002 sales and revenues were from customers outside of North America. This trend reflects an increasing portion of the world's high technology manufacturing activity occurring in Asia. The Company expects that international shipments, particularly to the Asia and Pacific Rim region, will continue to represent a significant portion of its sales and revenues for the foreseeable future.

Gross Profit

Gross profit for fiscal 2003 was $69.4 million, or 44.6% of sales and revenues, compared to $78.0 million, or 49.0% of sales and revenues reported for fiscal 2002. Gross profit in fiscal 2001 was $66.8 million, or 40.9% of sales and revenues. Excluding the impact of the $29.6 million intellectual property payment received from Intel Corporation and $1.3 million of inventory charges associated with the Company's fiscal 2002 restructuring, the gross profit percentage in fiscal 2002 would have been 38.3% of sales and revenues.

The improvement in gross profit in fiscal 2003, to 44.6% of sales and revenues, as compared to 38.3% of sales and revenues (as adjusted per the preceding paragraph) achieved in fiscal 2002, reflects the combination of lower product costs, new product introductions, an increase in unit production, and lower inventory obsolescence charges, unrelated to the November 2001 restructuring, recorded in fiscal 2003 as compared to fiscal 2002.

The decrease in gross profit percentage in fiscal 2002, to 38.3% of sales and revenues, as adjusted, compared to 40.9% in fiscal 2001, reflects a decrease in unit shipments, which resulted in lower fixed overhead absorption. The fiscal 2002 gross profit percentage was also adversely impacted by a product mix shift away from embedded systems, networking, and connectivity products, which traditionally contribute higher gross margins than Advanced I/O products.

Research and Development Expenses

The Company's research and development (R&D) consists of circuit design, development and validation, product engineering, software development and related support activities. The Company's ongoing commitment to R&D is essential to maintaining product leadership in existing product lines and to providing innovative new product offerings, which, in turn, drive the Company's opportunities for future growth.

R&D expenses were $31.2 million in both fiscal 2003 and fiscal 2002, and $32.6 million in fiscal 2001. Fiscal 2003 R&D expenditures include increased expenses driven by the June 2002 acquisition of ATC, and reduced expenditures for PC chipset development activities resulting from the Company's November 2001 restructuring.

Fiscal 2002 R&D expenses decreased to $31.2 million, compared to $32.6 million in fiscal 2001. This decrease reflects the impact of the Company's November 2001 business restructuring, which, at the time, reduced annual R&D expenses by approximately $5.0 million, including $2.9 million in compensation and benefit costs. These cost reductions impacted R&D expenses incurred in the fourth quarter of fiscal 2002.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $36.3 million, or approximately 23% of sales and revenues, in fiscal 2003, compared to $32.7 million, or approximately 21% of sales and revenues, in fiscal 2002. Fiscal 2001 selling, general and administrative expenses were $35.4 million, or approximately 22% of sales and revenues. Contributing to the increase in fiscal 2003, as compared to fiscal 2002, were higher variable selling expenses associated with increased product sales in fiscal 2003, administrative costs associated with the operation of ATC, and additional staff added to expand the Company's sales and marketing capabilities. This was partially offset by the impact of the Company's November 2001 business restructuring, which, at the time, reduced annual selling, general and administrative expenses by approximately $0.9 million, beginning in the fourth quarter of fiscal 2002.

The decline in selling, general and administrative expenses in fiscal 2002, to $32.7 million, compared to $35.4 million in fiscal 2001, resulted from lower variable selling expenses associated with reduced product sales in fiscal 2002, as well as the impact of the Company's November 2001 business restructuring. Cost containment efforts in travel expenses and other administrative costs, driven by an economic slowdown and other events, also contributed to the decline in fiscal 2002. Partially offsetting these lower costs in fiscal 2002 were a $0.3 million litigation settlement and $0.7 million of non-recurring professional fees incurred during fiscal 2002.

Amortization of Intangible Assets

The $1.2 million of amortization of intangible assets recorded in fiscal 2003 represents amortization of intangible assets associated with the acquisition of Gain Technology Corporation in June 2002.

Impairment of Investments

During the third quarter of fiscal 2003, the Company recorded non-cash charges totaling $16.3 million for declines in value, considered to be other than temporary, of its equity investments in SMC Networks, Inc. and Chartered Semiconductor Manufacturing Ltd. (Chartered).

The Company's investment in SMC Networks, Inc. is a residual minority equity interest in a non-public company sold by SMSC in 1997. Based upon a valuation analysis performed by the Company with the assistance of a third party during the third quarter of fiscal 2003, this investment, which carried an original cost of $8.5 million, was fully written off.

During the third quarter of fiscal 2003, the Company recorded a $7.8 million charge for a decline in value, considered to be other than temporary, of its equity investment in Chartered, based upon a sustained reduction in Chartered's stock price performance, reducing the cost basis of its remaining investment to $2.9 million.

Following these charges, the remaining investment in Chartered stock represents the only material investment in equity securities of other companies on the Company's Consolidated Balance Sheet.

As of February 28, 2003, the Company held approximately 444,000 of its original 828,000 Chartered American Depository Shares, which are reported on the Consolidated Balance Sheet at $1.8 million, based upon their closing price on the Nasdaq Stock Market on that date. This further decline in value, as compared to the investment's cost basis as adjusted in the third quarter of fiscal 2003, is reported as a component of *Accumulated Other Comprehensive Income* on the Company's Consolidated Balance Sheet. If Chartered's stock continues to trade below the Company's adjusted cost basis, further write-downs of this investment in the future are possible.

During fiscal 2002, the Company recorded charges totaling $0.7 million to write-down two cost-basis investments in privately held companies. Management concluded that these investments had experienced impairments in value considered to be other than temporary. Both investments now carry no net book value.

Other Income and Expense

The decline in interest income, from $5.5 million in fiscal 2001 to $3.5 million in fiscal 2002, and then to $2.1 million in fiscal 2003, reflects a decline in interest rates on short-term investments over these periods.

The Company's *Other income (expense), net,* was nominal in fiscal 2003. *Other income (expense), net,* totaled $1.7 million in fiscal 2002, including gains of $0.6 million realized from the sales of two underutilized facilities and gains of $1.1 million realized on sales of a portion of an equity investment.

In fiscal 2001, the Company realized significant gains on the sales of portions of its investment in Chartered, as well as proceeds from sales of call options covering a portion of its Chartered stock holdings. During fiscal 2001, the gains totaled $24.2 million, while proceeds from the sales of call options were $2.2 million. The Company also realized gains of $2.5 million on other equity investment sales in fiscal 2001. No sales of Chartered stock, or related call options, were executed in either fiscal 2003 or fiscal 2002.

Income Taxes

Generally, the Company's income tax rate is a function of the federal, state and foreign statutory tax rates, the impact of certain permanent differences between the book and tax treatment of certain expenses, and the impact of tax-exempt income and various tax credits.

The Company's effective income tax benefit rate for fiscal 2003 was approximately 48%. By comparison, the effective income tax rate was approximately 30% in fiscal 2002 and 33% in fiscal 2001. Compared to fiscal 2002, the fiscal 2003 income tax benefit rate includes the impact of higher income tax credits and the impact of tax benefits associated with qualified export sales, partially offset by lower tax-exempt income. The 30% effective income tax rate in fiscal 2002, lower than the 33% rate reported in fiscal 2001, primarily reflects an increased impact of tax-exempt income in fiscal 2002 compared to fiscal 2001.

Discontinued Operations

The Company has been involved in several legal actions relating to past divestitures of divisions and business units. These divestitures were accounted for as discontinued operations, and accordingly, costs associated with these actions are reported as a *Loss from discontinued operations* on the Consolidated Statements of Operations. These costs totaled $0.8 million, before applicable income tax benefits of $0.3 million, in fiscal 2003, and $2.5 million, before applicable income tax benefits of $0.9 million, in fiscal 2002.

In March 1999, the Company's Board of Directors approved a plan for the Company to divest its Foundry Business Unit (FBU). This divestiture was completed on June 1, 1999, with the Company selling the assets of the FBU to privately held Inertia Optical Technology Applications, Inc. (IOTA) of Newark, New Jersey, in exchange for 38% of IOTA's outstanding common stock. The combined businesses then began operating as Standard MEMS, Inc. (SMI). During fiscal 2001, the Company sold the majority of its ownership interest in SMI, reducing its ownership interest in SMI below 5% and realizing an after-tax gain of $4.8 million.

Technology and Patent License Agreements with Intel Corporation

In 1987, the Company and Intel Corporation (Intel) entered into an agreement providing for, among other things, a broad, worldwide, non-exclusive patent cross-license between the two companies, covering manufacturing processes and products, thereby providing each company access to the other's current and future patent portfolios.

In September 1999, the two companies announced a technology exchange agreement (the Agreement) that would allow SMSC to accelerate its then ongoing development of Intel compatible chipset products. Chipset products are integrated circuits that communicate with the microprocessor (CPU) and assist in controlling the flow of information within a personal computer or similar application. The Agreement provided, among other things, for Intel to transfer certain intellectual property related to Intel chipset architectures to SMSC, and continues to provide SMSC the opportunity to supply Intel chipset components along with its own chipset solutions. The Agreement also limited SMSC's rights regarding Northbridges and Intel Architecture Microprocessors under the 1987 agreement.

The Agreement included provisions for its termination under certain circumstances. Under one such provision, beginning in the third year of the Agreement and annually thereafter, SMSC could elect to terminate the Agreement should SMSC not achieve certain minimum chipset revenue amounts set forth in the Agreement, unless Intel paid SMSC an amount equal to the shortfall between the minimum revenue amount and the actual revenue for that period. Upon the Agreement terminating under this provision, the limitations imposed by the Agreement on the Northbridge rights under the 1987 agreement would terminate immediately, and the limitations imposed by the Agreement on the microprocessor rights under the 1987 agreement would terminate twelve months later. Should Intel elect to make the revenue amount shortfall payment, the provisions of the Agreement would remain in force for the subsequent twelve-month period, for which another minimum revenue amount would be applicable, and at the end of which a similar termination event would arise. Minimum chipset revenue amounts were $30 million, $45 million, and $60 million for the twelve months ending September 21, 2001, 2002, and 2003, respectively, increasing by 10% for each succeeding twelve-month period following 2003, until expiration of the Agreement in July 2007.

In September 2001, pursuant to the provisions described in the preceding paragraph, SMSC notified Intel of a chipset revenue shortfall of approximately $29.6 million for the twelve months ended September 21, 2001. In November 2001, the Company received a $29.6 million payment from Intel, which is reported as intellectual property revenue on the Company's Consolidated Statement of Operations for fiscal 2002.

In September 2002, SMSC notified Intel of a chipset revenue shortfall of approximately $44.9 million for the 2002 twelve-month period. Intel did not make a payment to SMSC of that shortfall within the time frame specified within the Agreement, and SMSC gave Intel notice of termination of the Agreement in accordance with the terms thereof. The Company and Intel have commenced discussions regarding their various corporate and intellectual property relationships, including under the Agreement. However, there can be no assurance as to the outcome of those discussions.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently finances its operations through a combination of existing resources and cash generated by operations.

The Company's cash, cash equivalents and short-term investments decreased to $112.9 million as of February 28, 2003, compared to $126.7 million at February 28, 2002. This decrease reflects, among other things, $15.7 million of cash used for the acquisition of ATC, and $10.4 million used for purchases of treasury stock. As of February 28, 2003, the Company had $145.6 million of working capital, and a current ratio of 6.9 to 1, compared to $155.0 million and 7.5 to 1, respectively, at February 28, 2002. The Company had no bank debt at February 28, 2003 or February 28, 2002.

Operating activities generated $14.9 million of cash in fiscal 2003. Investing activities consumed $15.3 million of cash for the same period, including the $15.7 million used in the acquisition of ATC and $5.7 million used for capital expenditures, partially offset by $5.9 million for maturities, net of purchases, of short-term investments. Financing activities consumed $7.8 million of cash during fiscal 2003, including the $10.4 million for purchases of treasury stock and $2.6 million for payments of obligations under capital leases and notes payable, partially offset by $5.2 million generated from the issuance of common stock through exercises of stock options.

The Company continues to actively manage its inventories. Despite the increase in product sales in fiscal 2003, compared to fiscal 2002, the Company's inventories at February 28, 2003 remained at $17.6 million, consistent with February 28, 2002. The Company's inventories typically increase during the first half of its fiscal year in anticipation of shipment requirements during the second half of the year.

Accounts receivable increased from $21.8 million at February 28, 2002 to $22.7 million at February 28, 2003, consistent with the increase in product sales in fiscal 2003. The Company's accounts receivable portfolio remains almost entirely current.

Reflecting the adverse economic conditions, capital spending was somewhat restrained in both fiscal 2003 and 2002, totaling approximately $5.7 million and $4.5 million, respectively. Capital expenditures in fiscal 2004 are expected to exceed those incurred in fiscal 2003, but will depend upon, among other factors, the level of economic recovery, if any, in the high technology sector. Capital expenditures are typically incurred to support the Company's semiconductor test operation and to acquire hardware, software and other tools used in the design of the Company's products. There were no material commitments for capital expenditures as of February 28, 2003.

During fiscal 2003, the Company purchased approximately 482,000 shares of treasury stock in open market transactions at a cost of $9.6 million. In addition, cash flow for fiscal 2003 includes $0.8 million of treasury stock purchases from late February 2002, which settled in early March 2002. As of February 28, 2003, the Company held 1,820,000 shares of treasury stock, at a cost of $23.5 million. Approximately 1.2 million shares remain available for repurchase under the Company's common stock repurchase program.

The Company's contractual payment obligations and purchase commitments as of February 28, 2003 were as follows *(in thousands)*:

Payment Obligations by Period	Total	Within 1 year	Between 1 and 3 years	Thereafter
Capital leases	$ 443	$ 365	$ 78	$ —
Operating leases	7,018	2,306	3,523	1,189
Other obligations	1,741	1,414	327	—
Purchase commitments	13,460	13,460	—	—
Total	$22,662	$17,545	$3,928	$1,189

The Company has considered in the past, and will continue to consider, various possible transactions to secure necessary foundry manufacturing capacity, including equity investments in, prepayments to, or deposits with foundries, in exchange for guaranteed capacity or other arrangements which address the Company's manufacturing requirements. The Company may also consider utilizing cash to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, the Company may evaluate potential acquisitions of or investment in such businesses, products or technologies owned by third parties.

The Company expects that its cash, cash equivalents, short-term investments, cash flows from operations and its borrowing capacity will be sufficient to finance the Company's operating and capital requirements through the end of fiscal 2004.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of sales and revenues and expenses during the reporting period.

The Company believes the following critical accounting policies and estimates are important to the portrayal of the Company's financial condition and operating results, and require critical management judgments and estimates about matters that are inherently uncertain. Although management believes that its judgments and estimates are appropriate and reasonable, actual future results may differ from these estimates, and to the extent that such differences are material, future reported operating results may be affected.

Revenue Recognition

Sales and revenues and associated gross profit from shipments to the Company's distributors, other than to distributors in Japan, are deferred until the distributors resell the products. Shipments to distributors, other than to distributors in Japan, are made under agreements allowing price protection and limited rights to return unsold merchandise. In addition, the Company's shipments to its distributors may experience short-term fluctuations as distributors manage their inventories to current levels of end-user demand. Therefore, the Company considers the policy of deferring revenue on shipments to distributors to be a more meaningful presentation of the Company's operating results. It allows investors to better understand end-user demand for the products that the Company sells through distribution channels and it better focuses the Company on end-user demand. This policy is a common practice within the semiconductor industry. The Company relies upon its distributors to supply the Company with distribution sales and inventory information regarding its products, and, although the information is diligently reviewed and verified for accuracy, any errors or omissions made by those distributors and not detected by the Company, if material, could affect operating results.

The Company recognizes revenue from product sales to original equipment manufacturers (OEMs) and to distributors in Japan at the time of shipment, net of appropriate reserves for product returns and allowances. For these revenues, the Company must make assumptions and estimates of future product returns and sales allowances, and any differences between those estimates and actual results, if material, could affect that period's operating results.

Inventories

The Company's inventories are comprised of complex, high technology parts that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. Inventories are valued at the lower of first-in, first-out cost or market, and are actively reviewed for product obsolescence and impaired values, based upon assumptions of future demand and market conditions. When it is determined that inventory is stated at a higher value than that which can be recovered, the Company writes this inventory down to its estimated realizable value. While the Company diligently endeavors to forecast customer demand and stock commensurate levels of inventory, unanticipated inventory write-downs in the future may be required.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. These estimated losses are based upon historical bad debts, specific customer creditworthiness and current economic trends. If the financial condition of a customer deteriorates, resulting in the customer's inability to make payments within approved credit terms, additional allowances may be required. The Company performs credit evaluations of its customers' financial condition on a regular basis, and has not experienced any material bad debt losses during the past three fiscal years.

Valuation of Long-Lived Assets

Long-lived assets, including property, plant and equipment, goodwill and intangible assets, are monitored and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimated cash flows are based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to factors such as technological changes, economic conditions, and changes in the Company's business model or operating performance. If the sum of the undiscounted cash flows (excluding interest) is below the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset.

Marketable and non-marketable long-term equity investments are also monitored for indications of impairment in value. The Company records an impairment charge against these investments when the investment is judged to have experienced a decline in value that is other than temporary. Judgments regarding the value of non-marketable equity investments is subjective and is dependent upon management's assessment of the performance of the investee and its prospects for future success. The Company holds minority equity investments in several publicly and privately owned companies, some of which operate in the semiconductor industry and are subject to many of the same business risks faced by SMSC. During the third quarter of fiscal 2003, impairment charges totaling $16.3 million were recorded against two of these investments.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes,* which requires recognition of deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company regularly evaluates the realizability of its deferred tax assets by assessing its forecasts of future taxable income and reviewing available tax planning strategies that could be implemented to realize the deferred tax assets. At February 28, 2003, the Company had $20.3 million of deferred tax assets in excess of deferred tax liabilities, all of which are considered fully realizable. Factors that may affect the Company's ability to achieve sufficient future taxable income for purposes of realizing its deferred tax assets include increased competition, a decline in sales and revenues or gross margins, loss of market share, delays in product availability, and technological obsolescence.

Legal Contingencies

From time to time, the Company is involved in legal actions arising in the ordinary course of business. There can be no assurance that any third-party assertions against the Company will be resolved without costly litigation, in a manner that is not adverse to its financial position, results of operations or cash flows. As of February 28, 2003, no estimate can be made of any possible loss or possible range of loss associated with the resolution any such contingencies. If additional information becomes available which indicates that a loss, or range of losses, is probable, the Company would then record a charge for the minimum estimated liability, which could materially impact operating results and financial condition.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, *Accounting for Exit or Disposal Activities.* SFAS No. 146 requires that the liabilities for costs associated with an exit or disposal activity be recognized at their fair values when the liabilities are incurred. Under previous guidance, liabilities for certain exit costs were recognized at the date that management committed to an exit plan, which is generally before the actual liabilities are incurred. SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's financial statements.

In November 2002 the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), effective prospectively for guarantees issued or modified after December 31, 2002. Under this Interpretation, a guarantor is required to recognize, at the inception of certain guarantees, a fair value liability for the obligations it has undertaken in issuing the guarantee. The Company did not have any outstanding guarantees at February 28, 2003 that were required to be recorded as obligations pursuant to the provisions of FIN 45.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123 (SFAS No. 123)*, which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS No. 148 will enable companies that choose to adopt the fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. The Company will continue to apply the disclosure-only provisions of both SFAS No. 123 and SFAS No. 148.

FINANCIAL MARKET RISKS

Interest Rate Risk

The Company's exposure to interest rate risk relates primarily to its investment portfolio. The primary objective of the Company's investment portfolio management is to invest available cash while preserving principal and meeting liquidity needs. In accordance with the Company's investment policy, investments are placed with high credit-quality issuers and the amount of credit exposure to any one issuer is limited.

As of February 28, 2003, the Company's $22.9 million of short-term investments consisted primarily of investments in corporate, government and municipal obligations with maturities of between three and twelve months. If market interest rates were to increase immediately and uniformly by 10% from levels at February 28, 2003, the Company estimates that the fair value of these short-term investments would decline by an immaterial amount. The Company generally expects to hold its short-term investments until maturity and, therefore, would not expect operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on short-term investments.

Equity Price Risk

The Company is exposed to an equity price risk on its investment in Chartered Semiconductor Manufacturing, Ltd. (Chartered). For every 10% adverse change in the market value of Chartered common stock, the Company would experience a decrease of approximately $0.2 million in its February 28, 2003 investment value. The Company recorded a non-cash charge of $7.8 million in the third quarter of fiscal 2003 for a decline in value of this investment, considered to be other than temporary, based upon a sustained reduction in Chartered's stock price performance. Following this charge, the remaining investment in Chartered stock represents the only material investment in equity securities of other companies on the Company's Consolidated Balance Sheet. The Company has sold call options covering this investment in the past and may do so in the future to reduce a portion of this market risk. No call options were sold covering this investment during fiscal 2003 or fiscal 2002.

Foreign Currency Risk

The Company has international sales and expenditures and is, therefore, subject to certain foreign currency rate exposure. The Company conducts a significant amount of its business in Asia. In order to reduce the risk from fluctuation in foreign exchange rates, most of the Company's product sales and all of its arrangements with its foundry, test and assembly vendors are denominated in U.S. dollars. Transactions in the Japanese market made by the Company's majority owned subsidiary, SMSC Japan, are denominated in Japanese yen. SMSC Japan purchases a significant amount of its products for resale from Standard Microsystems Corporation in U.S. dollars, and from time to time enters into forward exchange contracts to hedge against currency fluctuations associated with these product purchases. During fiscal 2003, SMSC Japan entered into a contract with a Japanese financial institution to purchase U.S. dollars to meet a portion of its U.S. dollar denominated product purchase requirements. Gains and losses on this contract were not significant. As of February 28, 2003, the remaining commitments under this contract, which expired in March 2003, were not significant.

The Company has never received a cash dividend (repatriation of cash) from SMSC Japan nor does it expect to receive such a dividend in the near future.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

For the years ended February 28,	2003	2002	2001
Product sales	$154,244	$128,528	$162,008
Intellectual property revenues	1,273	30,770	1,420
	155,517	159,298	163,428
Cost of goods sold	86,093	81,264	96,660
Gross profit	69,424	78,034	66,768
Operating expenses:			
Research and development	31,166	31,178	32,580
Selling, general and administrative	36,268	32,744	35,369
Amortization of intangible assets	1,167	—	—
Restructuring costs	(247)	7,734	—
Income (loss) from operations	1,070	6,378	(1,181)
Other income (expense):			
Interest income	2,069	3,450	5,534
Interest expense	(166)	(133)	(212)
Impairments of investments	(16,306)	(669)	—
Other income (expense), net	(43)	1,660	28,971
Income (loss) before income taxes and minority interest	(13,376)	10,686	33,112
Provision for (benefit from) income taxes	(6,422)	3,171	10,852
Minority interest in net income of subsidiary	17	40	96
Income (loss) from continuing operations	(6,971)	7,475	22,164
Discontinued operations:			
Gain (loss) from discontinued operations (net of income taxes of ($281), ($918), and $2,799)	(500)	(1,564)	4,765
Net income (loss)	$ (7,471)	$ 5,911	$ 26,929
Basic net income (loss) per share:			
Income (loss) from continuing operations	$ (0.42)	$ 0.47	$ 1.39
Gain (loss) from discontinued operations	(0.03)	(0.10)	0.30
Basic net income (loss) per share	$ (0.45)	$ 0.37	$ 1.69
Diluted net income (loss) per share:			
Income (loss) from continuing operations	$ (0.42)	$ 0.44	$ 1.29
Gain (loss) from discontinued operations	(0.03)	(0.09)	0.28
Diluted net income (loss) per share	$ (0.45)	$ 0.35	$ 1.57

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

As of February 28,	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 90,025	$ 98,065
Short-term investments	22,872	28,595
Accounts receivable, net of allowance for doubtful accounts of $460 and $450, respectively	22,738	21,828
Inventories	17,644	17,585
Deferred income taxes	8,545	8,582
Other current assets	8,710	4,317
Total current assets	170,534	178,972
Property, plant and equipment, net	22,257	24,170
Goodwill	29,773	—
Intangible assets, net	6,008	—
Investment in Chartered Semiconductor	1,840	9,992
Deferred income taxes	11,779	7,196
Other assets	5,758	15,733
	$247,949	$236,063
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 9,114	$ 8,477
Deferred income on shipments to distributors	5,943	6,225
Accrued expenses, income taxes and other liabilities	9,838	9,289
Total current liabilities	24,895	23,991
Other liabilities	7,379	6,973
Commitments and contingencies		
Minority interest in subsidiary	11,663	11,646
Shareholders' equity:		
Preferred stock, $.10 par value authorized 1,000 shares, none issued	—	—
Common stock, $.10 par value authorized 30,000 shares, issued 18,590 and 17,277 shares, respectively	1,859	1,728
Additional paid-in capital	145,553	119,505
Retained earnings	77,492	84,963
Treasury stock, 1,820 and 1,338 shares, respectively, at cost	(23,454)	(13,861)
Accumulated other comprehensive income	2,562	1,118
Total shareholders' equity	204,012	193,453
	$247,949	$236,063

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income	Total
	Shares	Amount			Shares	Amount		
Balance at February 29, 2000	16,431	$1,643	$112,297	$52,123	(671)	$ (4,379)	$ 40,108	$201,792
Comprehensive loss:								
Net income	—	—	—	26,929	—	—	—	26,929
Other comprehensive loss								
Change in unrealized gain on investments	—	—	—	—	—	—	(33,778)	(33,778)
Foreign currency translation adjustment	—	—	—	—	—	—	(960)	(960)
Total other comprehensive loss								(34,738)
Total comprehensive loss								(7,809)
Shares issued under Incentive Savings and Retirement Plan	23	2	317	—	—	—	—	319
Stock options exercised	333	33	3,003	—	—	—	—	3,036
Tax effect of employee stock plans	—	—	567	—	—	—	—	567
Stock-based compensation	95	10	—	—	—	—	—	10
Amortization of deferred stock-based compensation	—	—	351	—	—	—	—	351
Net exercise of stock warrants	200	20	(20)	—	—	—	—	—
Purchases of treasury stock	—	—	—	—	(327)	(3,951)	—	(3,951)
Balance at February 28, 2001	17,082	1,708	116,515	79,052	(998)	(8,330)	5,370	194,315
Comprehensive income:								
Net income	—	—	—	5,911	—	—	—	5,911
Other comprehensive loss								
Change in unrealized gain on investments	—	—	—	—	—	—	(2,683)	(2,683)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,569)	(1,569)
Total other comprehensive loss								(4,252)
Total comprehensive income								1,659
Stock options exercised	169	17	1,543	—	—	—	—	1,560
Tax effect of employee stock plans	—	—	595	—	—	—	—	595
Stock-based compensation	26	3	210	—	—	—	—	213
Amortization of deferred stock-based compensation	—	—	642	—	—	—	—	642
Purchases of treasury stock	—	—	—	—	(340)	(5,531)	—	(5,531)
Balance at February 28, 2002	17,277	1,728	119,505	84,963	(1,338)	(13,861)	1,118	193,453
Comprehensive loss:								
Net loss	**—**	**—**	**—**	**(7,471)**	**—**	**—**	**—**	**(7,471)**
Other comprehensive income								
Change in unrealized gain on investments	**—**	**—**	**—**	**—**	**—**	**—**	**(283)**	**(283)**
Foreign currency translation adjustment	**—**	**—**	**—**	**—**	**—**	**—**	**1,727**	**1,727**
Total other comprehensive income								**1,444**
Total comprehensive loss								**(6,027)**
Stock options exercised	**489**	**49**	**5,139**	**—**	**—**	**—**	**—**	**5,188**
Tax effect of employee stock plans	**—**	**—**	**1,828**	**—**	**—**	**—**	**—**	**1,828**
Stock-based compensation	**75**	**7**	**302**	**—**	**—**	**—**	**—**	**309**
Amortization of deferred stock-based compensation	**—**	**—**	**923**	**—**	**—**	**—**	**—**	**923**
Issuance of common stock for business acquisition	**749**	**75**	**17,856**	**—**	**—**	**—**	**—**	**17,931**
Purchases of treasury stock	**—**	**—**	**—**	**—**	**(482)**	**(9,593)**	**—**	**(9,593)**
Balance at February 28, 2003	**18,590**	**$1,859**	**$145,553**	**$77,492**	**(1,820)**	**$(23,454)**	**$ 2,562**	**$204,012**

The accompanying notes are an integral part of these consolidated financial statements.

Standard Microsystems Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

For the years ended February 28,	2003	2002	2001
Cash flows from operating activities:			
Cash received from customers and licensees	$ 154,202	$ 152,884	$ 163,355
Cash paid to suppliers and employees	(143,314)	(122,655)	(160,868)
Interest received	2,279	4,208	4,795
Interest paid	(142)	(133)	(212)
Income taxes received (paid)	1,888	(5,349)	(8,239)
Net cash provided by (used for) operating activities	14,913	28,955	(1,169)
Cash flows from investing activities:			
Capital expenditures	(5,695)	(4,488)	(14,600)
Acquisition of Gain Technology Corporation, net of cash acquired	(15,669)	(2,500)	—
Sales of property, plant and equipment	148	2,004	891
Sales of long-term equity investments and options	78	1,064	38,608
Purchases of short-term investments	(32,292)	(32,595)	(10,632)
Maturities of short-term investments	38,204	13,629	3,003
Other	(38)	(83)	(140)
Net cash provided by (used for) investing activities	(15,264)	(22,969)	17,130
Cash flows from financing activities:			
Proceeds from issuance of common stock	5,188	1,560	3,111
Purchases of treasury stock	(10,375)	(4,750)	(3,951)
Repayments of obligations under capital leases and notes payable	(2,617)	(1,002)	(924)
Net cash used for financing activities	(7,804)	(4,192)	(1,764)
Effect of foreign exchange rate changes on cash and cash equivalents	1,038	(691)	(424)
Net cash provided by (used for) discontinued operations	(923)	(2,583)	12,367
Net increase (decrease) in cash and cash equivalents	(8,040)	(1,480)	26,140
Cash and cash equivalents at beginning of year	98,065	99,545	73,405
Cash and cash equivalents at end of year	$ 90,025	$ 98,065	$ 99,545
Reconciliation of income (loss) from continuing operations to net cash provided by (used for) operating activities:			
Income (loss) from continuing operations	$ (6,971)	$ 7,475	$ 22,164
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used for) operating activities, net of the effects of business acquisition:			
Depreciation and amortization	10,752	11,614	11,792
Gains on sales of investments and property	(47)	(1,639)	(28,935)
Asset impairments	16,306	5,602	—
Other adjustments, net	(143)	80	(221)
Changes in operating assets and liabilities:			
Accounts receivable	(1,411)	(5,666)	(44)
Inventories	(184)	14,172	(12,139)
Accounts payable and accrued expenses and other liabilities	753	(1,450)	3,982
Other changes, net	(4,142)	(1,233)	2,232
Net cash provided by (used for) operating activities	$ 14,913	$ 28,955	$ (1,169)

During fiscal 2003, the Company acquired $1,876 of design tools through long-term financing provided by the supplier.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Standard Microsystems Corporation (the Company or SMSC), a Delaware corporation founded in 1971 and based in Hauppauge, New York, is a worldwide supplier of leading edge digital, mixed-signal and analog integrated circuits for a broad range of high-speed communication and computing applications. The Company's products provide solutions in Advanced Input/Output (I/O) technology, environmental monitoring and control, USB connectivity, networking and embedded control systems. SMSC is the world's leading supplier of Advanced I/O integrated circuits for desktop and mobile personal computers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Company's fiscal year ends on the last day in February. The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions.

Reclassifications

Certain items in the prior years' consolidated financial statements have been reclassified to conform to the fiscal 2003 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company bases the estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from product sales to original equipment manufacturers (OEMs) and end-users at the time of shipment, net of appropriate reserves for product returns and allowances. The Company's terms of shipment are customarily FOB shipping point.

Certain of the Company's products are sold to distributors under agreements providing for price protection and rights to return unsold merchandise. Accordingly, recognition of revenue and associated gross profit on shipments to a majority of the Company's distributors is deferred until the distributors resell the products. Shipments made by the Company's Japanese subsidiary to distributors in Japan are made under agreements that permit limited or no stock return privileges and no price protection or other sales price rebates. Revenue for shipments to distributors in Japan is recognized upon shipment to the distributor.

Revenue recognition for a special intellectual property payment received in fiscal 2002 is discussed within Note 7. The Company recognizes its other intellectual property revenues upon notification of sales of the licensed technology by its licensees. The terms of the Company's licensing agreements generally require licensees to give notification to the Company and to pay royalties no later than 60 days after the end of the quarter during which the sales take place.

Cash and Cash Equivalents

Cash and cash equivalents consisted principally of cash in banks and highly liquid debt instruments purchased with original maturities of three months or less.

Short-Term Investments

Marketable debt and equity securities are reported at fair value. As of February 28, 2003, short-term investments consisted primarily of investments in corporate obligations with maturities of between three and twelve months and are classified as available-for-sale. Unrealized gains and losses on short-term investments are included as a separate component of Shareholders' equity. The cost of these short-term investments approximates their market value as of February 28, 2003.

Fair Value of Financial Instruments

The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short maturities. The amounts presented for other long-term liabilities also approximate their fair values.

Inventories

Inventories are valued at the lower of first-in, first-out cost or market.

Property, Plant and Equipment

Property, plant and equipment are carried at cost and depreciated on a straight-line basis over the estimated useful lives of the buildings (20 to 25 years) and machinery and equipment (3 to 7 years). Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected currently.

Cost-Basis Investments

Equity investments representing an ownership interest of less than 20% in non-publicly traded companies are carried at cost. Changes in the values of these investments are not recognized unless they are sold, or an impairment in value is deemed to be other than temporary.

Long-Term Investments in Equity Securities

Investments in publicly traded equity securities are classified as available-for-sale and are carried at fair value on the accompanying Consolidated Balance Sheets. Unrealized gains and temporary losses on such securities, net of taxes, are reported in *Accumulated other comprehensive income* within Shareholders' equity. Impairment charges on these investments are recorded if declines in value are deemed to be other than temporary.

Long-Lived Assets

The Company assesses the recoverability of long-lived assets, including goodwill and intangible assets, whenever events or changes in circumstances indicate that future undiscounted cash flows expected to be generated by an asset's disposition or use may not be sufficient to support its carrying value. If such cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value.

Goodwill and Purchased Intangible Assets

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires goodwill and certain other intangible assets to be tested for impairment at least annually, as well as when an event indicating possible impairment may have occurred. Intangible assets other than goodwill that have finite lives are amortized over their estimated useful lives. The Company adopted the provisions of SFAS No. 142 during fiscal 2003. Further discussion of the Company's goodwill and intangible assets is provided within Note 5.

Research and Development

Expenditures for research and development are expensed in the period incurred.

Stock-Based Compensation

The Company has in effect several stock-based compensation plans under which incentive stock options, non-qualified stock options and restricted stock awards are granted to employees and directors. All stock options are granted with exercise prices equal to the fair value of the underlying shares on the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* and accordingly recognizes no compensation expense for the stock option grants. Additional pro forma disclosures as required under SFAS No. 123, *Accounting for Stock-Based Compensation,* as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* are detailed below.

In March 2000, the FASB issued Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25* (FIN 44). FIN 44 clarifies certain aspects of APB Opinion No. 25, including the definition of an employee, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. The Company's accounting for stock-based compensation complies with the provisions of FIN 44.

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123, and has been calculated as if the Company has accounted for its stock option plans under the fair value method of SFAS No. 123. The fair value of stock options issued has been estimated at the dates of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

For the years ended February 28,	**2003**	2002	2001
Dividend yield	**—**	—	—
Expected volatility	**64%**	63%	64%
Risk-free interest rates	**2.50%**	4.17%	4.62%
Expected lives (in years)	**4.9**	4	4

The weighted average Black-Scholes values of options granted in fiscal 2003, 2002 and 2001 were $11.69, $7.57 and $8.57, respectively. The values produced by this model are limited by the inclusion of highly subjective assumptions, which greatly affect the calculated values.

For purposes of pro forma disclosures, the estimated fair market value of the Company's options is amortized as an expense over the options' vesting periods. Had compensation expense been recorded under the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been the pro forma amounts indicated below *(in thousands, except per share data):*

For the years ended February 28,	**2003**	2002	2001
Net income (loss):			
As reported	**$ (7,471)**	$5,911	$26,929
Pro forma	**(14,263)**	(142)	22,529
Diluted net income (loss) per share:			
As reported	**$ (0.45)**	$ 0.35	$ 1.57
Pro forma	**(0.86)**	(0.01)	1.31

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future operating results.

Income Taxes

Deferred income taxes are provided on temporary differences that arise in the recording of transactions for financial and tax reporting purposes and result in deferred tax assets and liabilities. Deferred tax assets are reduced by an appropriate valuation allowance if, in management's judgment, part of the deferred tax asset will not be realized. Tax credits are accounted for as reductions of the current provision for income taxes in the year in which the related expenditures are incurred.

Translation of Foreign Currencies

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of their operations are translated using the average exchange rates during the period. Resulting translation adjustments are recorded within *Accumulated other comprehensive income* within Shareholders' equity.

Foreign Exchange Contracts

The Company purchases most of its materials and transacts most of its international sales, with the exception of certain sales to customers in Japan, in U.S. dollars. The Company's Japanese subsidiary, SMSC Japan, serves the Japanese market and transacts most of its sales to its customers in Japanese yen. SMSC Japan purchases a significant amount of its products for resale from Standard Microsystems Corporation in U.S. dollars and, from time to time, enters into forward exchange contracts to hedge against currency fluctuations associated with these product purchases. During fiscal 2003, SMSC Japan entered into a contract with a Japanese financial institution to purchase U.S. dollars to meet a portion of its U.S. dollar denominated product purchase requirements. Gains and losses on this contract were not significant. As of February 28, 2003, the remaining commitments under this contract, which expired in March 2003, were not significant.

Comprehensive Income

The Company's other comprehensive income (loss) consists of foreign currency translation adjustments and unrealized gains and losses on investments.

Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, *Accounting for Exit or Disposal Activities.* SFAS No. 146 requires that the liabilities for costs associated with an exit or disposal activity be recognized at their fair values when the liabilities are incurred. Under previous guidance, liabilities for certain exit costs were recognized at the date that management committed to an exit plan, which is generally before the actual liabilities are incurred. SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Company's financial statements.

In November 2002 the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), effective prospectively for guarantees issued or modified after December 31, 2002. Under this Interpretation, a guarantor is required to recognize, at the inception of certain guarantees, a fair value liability for the obligations it has undertaken in issuing the guarantee. The Company did not have any outstanding guarantees at February 28, 2003 required to be recorded as obligations pursuant to the provisions of FIN 45.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation —Transition and Disclosure—an Amendment of FASB Statement No. 123,* which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS No. 148 allows companies that choose to adopt the fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. The Company will continue to apply the disclosure-only provisions of both SFAS No. 123 and SFAS No. 148.

3. NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the sum of the weighted average common shares outstanding during the period plus the dilutive effect of shares issuable through stock options. Shares used in calculating basic and diluted net income (loss) per share are reconciled as follows *(in thousands):*

For the years ended February 28,	**2003**	2002	2001
Average shares outstanding for basic net income (loss) per share	**16,538**	16,069	15,925
Dilutive effect of stock options	—	831	1,240
Average shares outstanding for diluted net income (loss) per share	**16,538**	16,900	17,165

The Company reported a net loss from continuing operations in fiscal 2003, and accordingly, the effect of stock options covering 5,054,000 common shares was antidilutive for that period and was excluded from average shares outstanding used in the calculation of the fiscal 2003 net loss per share.

Outstanding options covering 273,000 and 511,000 common shares were excluded from the computation of diluted net income per share for fiscal 2002 and 2001, respectively, because their effect was antidilutive.

4. BUSINESS ACQUISITION

In June 2002, the Company acquired all of the outstanding common stock of Gain Technology Corporation (Gain), a developer and supplier of high-speed, high-performance analog and mixed-signal communications integrated circuits and proprietary intellectual property cores, based in Tucson, Arizona. Gain now operates as SMSC Analog Technology Center, Inc. (ATC). Through this acquisition, the Company significantly enhanced its analog and mixed-signal capabilities, by adding 35 highly skilled engineers and designers, acquiring several new products, and expanding its intellectual property portfolio.

The Company acquired ATC for initial consideration of $36.1 million, consisting of approximately 749,000 shares of SMSC common stock valued at $17.9 million, $16.6 million of cash (net of cash acquired), and $1.6 million of direct acquisition costs, including legal, banking, accounting and valuation fees. The value of the SMSC common stock was determined using the stock's market value for a reasonable period before and after the date the terms of the acquisition were announced. The terms of the acquisition provided that up to $17.5 million of additional consideration, payable in SMSC common stock and cash, may be issued to ATC's former shareholders during fiscal 2004 upon satisfaction of certain future performance goals. It has been determined that $15.0 million of the additional consideration was not earned, and $2.5 million remains contingent upon future performance. Any additional consideration paid will be recorded as goodwill.

In accordance with the provisions of SFAS No. 141, *Business Combinations,* the purchase price was allocated to the estimated fair values of assets acquired and liabilities assumed, as set forth in the following table. The fair values assigned to intangible assets and in-process research and development were determined with the assistance of a third-party appraisal.

(in thousands)	
Current assets	$ 1,672
Property, plant and equipment	1,114
Deferred income taxes	1,212
Other assets	41
Goodwill	29,773
Existing technologies	6,179
Other intangible assets	908
Total assets acquired	40,899
Current liabilities	3,709
Long-term obligations	1,177
Total liabilities assumed	4,886
Net assets acquired	36,013
In-process research and development	87
Total initial consideration	$36,100

The amounts allocated to current technologies are being amortized on a straight-line basis over their estimated useful life of six years. Other intangible assets are also being amortized on a straight-line basis over their respective estimated useful lives, ranging from one to ten years. In accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* the $29.8 million assigned to goodwill will not be amortized. Further information regarding goodwill and other intangible assets is provided within Note 5.

The amount assigned to in-process research and development relates to those ongoing projects that have not yet proven to be commercially feasible, and for which no alternative future use currently exists for the related technology. This charge is included within the Company's consolidated operating results for fiscal 2003.

The unaudited pro forma results of operations set forth below give effect to the acquisition of ATC as if it had occurred at the beginning of fiscal 2002. Pro forma data is subject to certain assumptions and estimates, and is presented for informational purposes only. This data does not purport to be indicative of the results that would have actually occurred had the acquisition occurred on the basis described above, nor do they purport to be indicative of future operating results.

For the years ended February 28,	2003	2002
(in thousands, except per share data)		
Sales and revenues	$156,755	$165,544
Net income (loss)	(8,449)	3,317
Basic net income (loss) per share	$ (0.51)	$ 0.20
Diluted net income (loss) per share	(0.51)	0.19

5. GOODWILL AND INTANGIBLE ASSETS

As discussed within Note 4, the Company's June 2002 acquisition of Gain Technology Corporation included the acquisition of $7.1 million of finite-lived intangible assets and $29.8 million of goodwill. In accordance with the provisions of SFAS No. 142, this goodwill is not amortized, but is tested for impairment in value annually, as well as when an event or circumstance occurs indicating a possible impairment in value.

As of February 28, 2003, the Company's finite-lived intangible assets consisted of the following *(in thousands):*

	Cost	Accumulated Amortization	Net
Existing technologies	$6,179	$ 772	$5,407
Customer contracts	498	154	344
Non-compete agreements	410	153	257
	$7,087	$1,079	$6,008

All finite-lived intangible assets are being amortized on a straight-line basis over their estimated useful lives. Existing technologies have been assigned an estimated useful life of six years. Customer contracts have been assigned useful lives of between one and ten years (with a weighted average life of approximately seven years), and non-compete agreements have been assigned useful lives of two years. The weighted average useful life of all intangible assets is approximately six years.

Estimated future intangible asset amortization expense for the next five fiscal years is as follows *(in thousands):*

	Amortization of Intangible Assets
2004	$1,310
2005	1,114
2006	1,062
2007	1,062
2008	1,062

6. BUSINESS RESTRUCTURING

In November 2001, the Company's Board of Directors approved management's plan to exit the PC chipset business, redirect the Company's resources, and increase its focus on leveraging its core technologies toward higher growth, higher margin businesses. This restructuring was announced on December 3, 2001. The decision to exit this business was based upon an assessment of the PC chipset marketplace, and management's conclusions that the opportunities for profitability in this marketplace had declined, and the costs of entry had increased, to a point where further investments in PC chipset technology were not justified.

As a result of this restructuring, the Company recorded charges of $9.0 million in fiscal 2002, of which $7.7 million was classified within operating expenses and $1.3 million was classified within cost of goods sold on the Consolidated Statement of Operations. In fiscal 2003, the Company reduced these charges by $0.2 million, after reassessing its remaining obligations under this restructuring plan.

A summary of the restructuring charge is as follows *(in thousands):*

	Impairments of Assets	Excess and Obsolete Inventory	Workforce Reduction	Non-cancelable Lease Obligations	Other Charges	Total
Charged to expense	$ 5,340	$ 1,275	$ 309	$1,870	$215	$ 9,009
Non-cash charges	(5,190)	(1,275)	—	—	(15)	(6,480)
Cash payments	—	—	(307)	(99)	(19)	(425)
Business restructuring reserve at February 28, 2002	150	—	2	1,771	181	2,104
Cash payments	—	—	—	(397)	(21)	(418)
Non-cash charges	—	—	—	—	(20)	(20)
Adjustment to expense	(150)	—	(2)	—	(95)	(247)
Business restructuring reserve at February 28, 2003	$ —	$ —	$ —	$1,374	$ 45	$ 1,419

Impairment of Assets

All assets identified as specifically utilized in the Company's PC chipset development activities were evaluated for possible future use, and those assets for which there was no alternative future use were written off. Most of these assets consisted of software and intellectual property used in the design and development of integrated circuits, many of which were acquired by non-exclusive, non-transferable licenses. These assets were classified as held for disposal, which was effected through abandonment of their use. One asset, which was originally acquired specifically to support the Company's PC chipset activities, was determined to have alternative future use within the Company's ongoing operations. An impairment charge of $1.9 million was recorded on this asset, based upon an assessment of its fair value through comparison to market values of assets providing functionality similar to the asset's future use.

Excess and Obsolete Inventory

The Company's inventory of PC chipset products, built primarily in anticipation of future design wins, was determined to have minimal net realizable value and was written down accordingly.

Workforce Reduction

As a result of this restructuring, and in line with the sustained economic difficulties of the semiconductor marketplace, the Company eliminated 55 positions, or 11% of its work force, during the third quarter of fiscal 2002. Most of the positions eliminated were within the Company's engineering and development staff. This workforce reduction resulted in a $0.3 million charge for severance benefits.

Non-cancelable Lease Obligations

The workforce reduction created idle floor space at two of the Company's leased facilities, both of which are subject to long-term, non-cancelable lease obligations. The restructuring charge included $1.9 million to cover the cost of this idle space, which was based upon the ratio of idle floor space to total floor space at each location.

The Company completed its restructuring program during the fourth quarter of fiscal 2002. Substantially all of the cash payments related to the workforce reduction were made in that period. Payments related to non-cancelable lease obligations will be paid over their respective terms, through August 2008.

The restructuring had minimal impact on product sales, as the Company had yet to achieve significant product sales of PC chipset products.

7. TECHNOLOGY AND PATENT LICENSE AGREEMENTS WITH INTEL CORPORATION

In 1987, the Company and Intel Corporation (Intel) entered into an agreement providing for, among other things, a broad, worldwide, non-exclusive patent cross-license between the two companies, covering manufacturing processes and products, thereby providing each company access to the other's current and future patent portfolios.

In September 1999, the two companies announced a technology exchange agreement (the Agreement) that would allow SMSC to accelerate its then ongoing development of Intel compatible chipset products. Chipset products are integrated circuits that communicate with the microprocessor (CPU) and assist in controlling the flow of information within a personal computer or similar application. The Agreement provided, among other things, for Intel to transfer certain intellectual property related to Intel chipset architectures to SMSC, and continues to provide SMSC the opportunity to supply Intel chipset components along with its own chipset solutions. The Agreement also limited SMSC's rights regarding Northbridges and Intel Architecture Microprocessors under the 1987 agreement.

The Agreement included provisions for its termination under certain circumstances. Under one such provision, beginning in the third year of the Agreement and annually thereafter, SMSC could elect to terminate the Agreement should SMSC not achieve certain minimum chipset revenue amounts set forth in the Agreement, unless Intel paid SMSC an amount equal to the shortfall between the minimum revenue amount and the actual revenue for that period. Upon the Agreement terminating under this provision, the limitations imposed by the Agreement on the Northbridge rights under the 1987 agreement would terminate immediately, and the limitations imposed by the Agreement on the microprocessor rights under the 1987 agreement would terminate twelve months later. Should Intel elect to make the revenue amount shortfall payment, the provisions of the Agreement would remain in force for the subsequent twelve-month period, for which another minimum revenue amount would be applicable, and at the end of which a similar termination event would arise. Minimum chipset revenue amounts were $30 million, $45 million, and $60 million for the twelve months ending September 21, 2001, 2002, and 2003, respectively, increasing by 10% for each succeeding twelve-month period following 2003, until expiration of the Agreement in July 2007.

In September 2001, pursuant to the provisions described in the preceding paragraph, SMSC notified Intel of a chipset revenue shortfall of approximately $29.6 million for the twelve months ended September 21, 2001. In November 2001, the Company received a $29.6 million payment from Intel, which is reported as intellectual property revenue on the Company's Consolidated Statement of Operations for fiscal 2002.

In September 2002, SMSC notified Intel of a chipset revenue shortfall of approximately $44.9 million for the 2002 twelve-month period. Intel did not make a payment to SMSC of that shortfall within the time frame specified within the Agreement, and SMSC gave Intel notice of termination of the Agreement in accordance with the terms thereof. The Company and Intel have commenced discussions regarding their various corporate and intellectual property relationships, including under the Agreement. However, there can be no assurance as to the outcome of those discussions.

8. DISCONTINUED OPERATIONS

In March 1999, the Company's Board of Directors approved a plan for the Company to divest its Foundry Business Unit (FBU). This divestiture was completed on June 1, 1999, with the Company selling the assets of the FBU to privately held Inertia Optical Technology Applications, Inc. (IOTA) of Newark, New Jersey, in exchange for 38% of IOTA's outstanding common stock. The combined businesses began operating as Standard MEMS, Inc. (SMI).

The Company reported the operating results, net assets and cash flows of the FBU as a discontinued operation, and recorded a pre-tax charge of $15.2 million in fiscal 1999, covering write-downs of certain assets, pre-closing operating losses, and other costs associated with the transaction. In fiscal 2000, the Company recorded a $4.2 million adjustment to reduce the loss on the disposition of this operation, reflecting a previously reserved income tax benefit, as well as an adjustment of estimated final disposition costs. During fiscal 2001, the Company sold the majority of its ownership interest in SMI and realized an after-tax gain of $4.8 million, which appears as a *Gain on sale of discontinued operation* on the Consolidated Statement of Operations for the year ended February 28, 2001. This sale of SMI stock reduced the Company's ownership interest in SMI below 5%.

The Company has been involved in several legal actions relating to past divestitures of divisions and business units. These divestitures were accounted for as discontinued operations and, accordingly, costs associated with these actions are reported as a *Loss from discontinued operations* on the Consolidated Statements of Operations. These costs totaled $0.8 million, before applicable income tax benefits of $0.3 million, for the year ended February 28, 2003, and $2.5 million, before applicable income tax benefits of $0.9 million, for the year ended February 28, 2002. These costs were nominal for the year ended February 28, 2001.

9. INVESTMENTS AND IMPAIRMENT CHARGES

Investment in Chartered Semiconductor

During fiscal 1996, the Company entered into an agreement with Singapore-based Chartered Semiconductor Manufacturing Ltd. (Chartered), whereby the Company acquired a minority equity interest of less than 2% in Chartered for $19.9 million. Under the terms of this agreement, the Company is allocated wafer production capacity in Chartered's wafer fabrication facilities.

In October 1999, shares of Chartered began trading publicly on the Singapore stock exchange, and also began trading on the Nasdaq Stock Market as American Depository Shares, or ADSs.

Other income (expense), net reported in fiscal 2001 reflects gains realized on sales of portions of the Company's investment in Chartered, as well as proceeds from sales of call options covering a portion of its Chartered stock holdings. The gains totaled $24.2 million in fiscal 2001, while proceeds from the sales of call options, none of which were exercised, were $2.2 million during the same period. No sales of this investment or related call options were executed in either fiscal 2003 or fiscal 2002.

During the third quarter of fiscal 2003, the Company recorded a $7.8 million charge for a decline in value, considered to be other than temporary, of its equity investment in Chartered, based upon a sustained reduction in Chartered's stock price performance, reducing the cost basis of the remaining investment to $2.9 million.

As of February 28, 2003, the Company held approximately 444,000 of its original 828,000 Chartered ADSs, which are reported on the Consolidated Balance Sheet at $1.8 million, based upon their closing price on the Nasdaq Stock Market on that date. This further decline in value, as compared to the investment's cost basis as adjusted in the third quarter of fiscal 2003, is reported as a component of *Accumulated other comprehensive income* on the Company's Consolidated Balance Sheet. If Chartered's stock continues to trade below the Company's adjusted cost basis, further write-downs of this investment in the future are possible.

The investment in Chartered stock represents the only material investment in equity securities of other companies on the Company's February 28, 2003 Consolidated Balance Sheet.

Investment in SMC Networks, Inc.

As more fully described within Note 15, the Company's investment in SMC Networks, Inc. is a residual minority equity interest in a non-public company sold by SMSC in 1997. Based upon a valuation analysis performed by the Company with the assistance of a third party during the third quarter of fiscal 2003, this investment, which carried an original cost of $8.5 million, was fully written off in the third quarter of fiscal 2003.

Other Long-Term Equity Investments

The Company held an equity investment of less than 1% in a publicly traded company, all of which was sold over the past three fiscal years, resulting in a nominal pre-tax gain in fiscal 2003, and pre-tax gains of $1.1 million and $2.0 million in fiscal 2002 and 2001, respectively.

During third and fourth quarters of fiscal 2002, the Company recorded charges totaling $0.7 million to write down two cost-basis investments in privately held companies. Management concluded that these investments had experienced impairments in value considered to be other than temporary. Both investments now carry no net book value.

All gains and losses related to these equity investments are included within *Other income (expense), net,* on the Consolidated Statements of Operations.

10. OTHER BALANCE SHEET DATA

(In thousands)

As of February 28,	**2003**	2002
Inventories:		
Raw materials	**$ 761**	$ 465
Work-in-process	**7,686**	5,820
Finished goods	**9,197**	11,300
	$ 17,644	$ 17,585
Property, plant and equipment:		
Land	**$ 3,434**	$ 3,434
Buildings and improvements	**29,927**	29,257
Machinery and equipment	**81,562**	76,121
	114,923	108,812
Less: accumulated depreciation	**92,666**	84,642
	$ 22,257	$ 24,170
Other assets:		
Common stock of SMC Networks, Inc.	**$ —**	$ 8,452
Other	**5,758**	7,281
	$ 5,758	$ 15,733
Accrued expenses, income taxes and other liabilities:		
Salaries and fringe benefits	**$ 2,322**	$ 2,358
Current maturities of long-term debt	**1,756**	890
Business restructuring obligations (current portion)	**459**	726
Other	**5,301**	5,315
	$ 9,838	$ 9,289
Other liabilities:		
Retirement benefits	**$ 5,811**	$ 5,395
Business restructuring obligations	**960**	1,378
Other	**608**	200
	$ 7,379	$ 6,973

11. SALES OF FACILITIES

During the first quarter of fiscal 2002, the Company sold two underutilized facilities. Combined proceeds from these sales were $2.1 million, before related expenses, and the sales resulted in a net pre-tax gain of approximately $0.6 million, which is included within *Other income (expense), net.*

12. SHAREHOLDERS' EQUITY

Common Stock Repurchase Program

In July 2002, the Company's Board of Directors approved an increase in the number of shares authorized for repurchase under the Company's common stock repurchase program by one million shares, bringing the total number of shares authorized for repurchase under the program to three million. This program allows the Company to repurchase shares of its common stock on the open market or in private transactions. As of February 28, 2003, the Company had repurchased approximately 1.8 million shares of common stock at a cost of $23.5 million under this program, including 482,000 shares repurchased in fiscal 2003 at a cost of $9.6 million, 340,000 shares repurchased in fiscal 2002 for $5.5 million, and 327,000 shares repurchased in fiscal 2001 for $4.0 million. The Company currently holds repurchased shares as treasury stock, reported at cost.

Shareholder Rights Plan

The Company maintains a Shareholder Rights Plan as part of its commitment to ensure fair value to all shareholders in the event of an unsolicited takeover offer. The Company's current Shareholder Rights Plan was adopted by the Board of Directors in January 1998, replacing the Company's previous plan that had expired on January 12, 1998, and was subsequently amended in December 2000 and in April 2002. Under this plan, the Company's shareholders of record on January 13, 1998 received a dividend distribution of one preferred stock purchase right for each share of common stock then held, and any new stock certificates issued after the record date contain the same rights. In the event of certain efforts to acquire control of the Company, these rights allow shareholders to purchase common stock of the Company at a discounted price. The rights will expire in January 2008, unless previously redeemed by the Company at $.01 per right. Citigroup, Inc.'s (Citigroup) ownership of the Company's common stock is excluded from requiring distribution of rights under the plan, so long as Citigroup remains a passive investor and its ownership interest does not exceed 28%. As of December 31, 2002, Citigroup was the beneficial owner of approximately 20% of the Company's common stock.

Investment by Intel Corporation

In March 1997, the Company and Intel Corporation (Intel) entered into a Common Stock and Warrant Purchase Agreement (the Agreement) whereby Intel purchased 1,543,000 newly issued shares of the Company's common stock for $9.50 per share, or $14.7 million. Intel also received a three-year warrant to purchase an additional 1,543,000 shares. In March 2000, as provided for in the warrant, Intel executed a "net exercise," whereby Intel was issued 200,000 shares of the Company's common stock, which was equal in fair value to the excess of the warrant's market value over its exercise value, as defined in the Agreement. The Company immediately repurchased these 200,000 shares from Intel for $1.9 million under its common stock repurchase program. This warrant is now fully exercised.

So long as Intel continues to hold its initial investment, the Agreement provides Intel a right of first refusal upon certain corporate transactions, including proposed sales of all or substantially all of the assets of the Company, certain sales of common stock of the Company and certain other transactions which would result in or relating to a change in control of the Company. The Agreement also provides Intel certain other rights, including demand registration rights with respect to shares acquired under the Agreement, a right for Intel to designate a representative to serve on the Company's Board of Directors, and antidilution rights. The Agreement also imposes certain restrictions upon Intel, including limitations, in certain circumstances, on Intel's ability to acquire additional shares of the Company's common stock (referred to as a standstill arrangement), and restrictions on the transfer of shares acquired pursuant to the Agreement.

13. INCOME TAXES

The provision for income taxes included in the accompanying Consolidated Statements of Operations consists of the following *(in thousands)*:

For the years ended February 28,	**2003**	2002	2001
Current			
Federal	**$(3,119)**	$ 5,308	$ 7,684
Foreign	**327**	241	602
State	**147**	176	149
	(2,645)	5,725	8,435
Deferred	**(4,058)**	(3,472)	5,216
	(6,703)	2,253	13,651
Less: tax provision for (benefit from) discontinued operations	**(281)**	(918)	2,799
	$(6,422)	$ 3,171	$10,852

The tax provisions for and benefits from discontinued operations represent the taxes resulting from gains and losses related to the Company's previous sale of former divisions, which were accounted for as discontinued operations. These gains and losses are further described in Note 8.

The provision for (benefit from) income taxes related to continuing operations differs from the amount computed by applying the U.S. federal statutory tax rate as a result of the following:

For the years ended February 28,	**2003**	2002	2001
Provision for (benefit from) income taxes computed at U.S. federal statutory rate	**(35.0)%**	35.0%	35.0%
State taxes, net of federal benefit	**(0.8)**	1.0	0.2
Differences between foreign and U.S. income tax rates	**1.5**	(0.7)	0.7
Tax-exempt income	**(1.7)**	(4.5)	(2.2)
Export sales benefit	**(6.5)**	—	—
Tax credits	**(4.6)**	(1.9)	(1.0)
Other	**(0.9)**	0.8	0.1
	(48.0)%	29.7%	32.8%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax benefits are as follows *(in thousands)*:

As of February 28,	**2003**	2002
Deferred tax assets:		
Reserves and accruals not currently deductible for income tax purposes	**$ 5,307**	$ 5,186
Inventory valuation	**2,416**	3,372
Intangible asset amortization	**379**	2,124
Restructuring costs	**2,321**	2,553
Purchased in-process technology	**1,058**	1,179
Property, plant and equipment depreciation	**347**	503
Impairment charges on investments	**5,707**	—
Net operating losses	**1,449**	—
Other, net	**1,340**	861
Net deferred tax assets	**$20,324**	$15,778

Income (loss) before income taxes and minority interest includes foreign income of $0.2 million, $0.7 million and $0.9 million for fiscal 2003, 2002 and 2001, respectively.

At February 28, 2003, the Company had federal net operating losses totaling $11.7 million. Of this amount, $4.1 million is attributable to the June 2002 acquisition of Gain Technology Corporation and is subject to certain limitations under Section 382 of the Internal Revenue Code. The remaining $7.6 million results from the Company's fiscal 2003 operating results, the tax effect of which is reflected on the Consolidated Balance Sheet at February 28, 2003 as a receivable within *Other current assets*. The Company also has $2.5 million of New York State tax credit carryforwards at the end of fiscal 2003, of which $0.1 million will expire in fiscal 2004. The remaining $2.4 million of credit carryforwards expire at various dates in fiscal 2005 through fiscal 2016.

14. MINORITY INTEREST IN SUBSIDIARY

Sumitomo Metal Industries, Ltd. of Osaka, Japan (Sumitomo) owns 20% of the issued and outstanding common stock and all of the non-cumulative, non-voting 6% preferred stock of the Company's subsidiary, SMSC Japan. This subsidiary, formerly known as Toyo Microsystems Corporation, was renamed Standard Microsystems K.K. in March 2002, and is now doing business as SMSC Japan.

The Company and Sumitomo have agreed to declare a preferred dividend if SMSC Japan should realize net income of at least five times the total amount of preferred dividends which would be payable on all preferred stock then outstanding. The annual preferred dividend would be equal to 6% of the subscription price of 2.16 billion yen, or approximately $1.1 million, at an exchange rate of 118 yen per dollar. No such dividends have as yet been declared. In the event that a third party acquires a majority of the outstanding common stock of the Company, Sumitomo has the option to require the Company to purchase Sumitomo's interest in SMSC Japan.

15. COMMITMENTS AND CONTINGENCIES

Compensation

Certain executives and key employees are employed under separate agreements terminating on various dates through fiscal 2006. These agreements provide, among other things, for annual base salaries totaling $1.5 million, $0.8 million and $0.2 million in fiscal 2004, 2005 and 2006, respectively.

Leases

The Company and its subsidiaries lease certain facilities and equipment under operating leases. The facility leases generally provide for the lessee to pay taxes, maintenance, and certain other operating costs of the leased property.

The Company also leases certain equipment under long-term capital leases, some of which include options to purchase the equipment for a nominal cost at the termination of the lease.

At February 28, 2003, future minimum lease payments for non-cancelable lease obligations are as follows *(in thousands)*:

	Capital Leases	Operating Leases
2004	$365	$2,306
2005	55	1,801
2006	23	888
2007	—	834
2008	—	692
Thereafter	—	497
Total minimum lease payments	443	$7,018
Less: Amount representing interest	27	
Present value of minimum lease payments	416	
Less: Current obligation	343	
Long-term obligation	$ 73	

Included within property and equipment are the following assets held under capital leases *(in thousands)*:

As of February 28,	**2003**	2002
Machinery and equipment	**$ 4,910**	$ 4,709
Less: Accumulated depreciation	**(4,132)**	(3,265)
	$ 778	$ 1,444

Total rent expense for all operating leases was $1.7 million, $1.8 million and $1.9 million in fiscal 2003, 2002 and 2001, respectively.

The Company leases one of its buildings and related improvements to an outside party under a non-cancelable operating lease. At February 28, 2003, the cost and accumulated depreciation of the leased facility was $7.2 million and $4.9 million, respectively.

Future minimum rental income under this operating lease for the next five fiscal years and thereafter is as follows *(in thousands)*:

	Rental Income
2004	$ 398
2005	421
2006	445
2007	470
2008	498
2009 and thereafter	1,225
	$3,457

Litigation

The Company is subject to various lawsuits and claims in the ordinary course of business. While the outcome of these matters cannot be determined, management believes that their ultimate resolution will not have a material effect on the Company's operations or financial position.

In October 1997, the Company sold an 80.1% interest in SMC Networks, Inc., a then-newly formed subsidiary comprised of its former local area networking division, to an affiliate of Accton Technology Corporation (Accton). In consideration for the sale, the Company received $38.2 million in cash, plus an additional $2.0 million which was placed in an interest-bearing escrow account as security for the Company's indemnity obligations under the agreement, and which was scheduled for release to the Company in January 1999. The Company's 19.9% minority interest in SMC Networks, Inc. carried an original cost of $8.5 million. Further discussion regarding this investment appears within Note 9.

In December 1998, Accton notified the Company and the escrow agent of Accton's intention to seek indemnification and damages from the Company in excess of $10.0 million by reason of alleged misrepresentations and inadequate disclosures relating to the transaction and other alleged breaches of covenants and representations in the related agreements. Based upon those allegations, the escrow account was not released to the Company as scheduled in January 1999. In January 1999, SMSC filed an action in the Supreme Court of New York (the Action) against Accton, SMC Networks, Inc. and other parties, seeking the release of the escrow account to the Company on the grounds that Accton's allegations are without merit, and seeking payment of approximately $1.6 million owed to the Company by SMC Networks, Inc. In November 1999, the Court issued an order staying the Action and directed the parties to arbitration under the arbitration provisions of the original transaction agreements. The parties are proceeding with arbitration and, in July 2000, the Company asserted various claims against Accton and its affiliates, including claims for fraud, improper transfer of profits, mismanagement, breach of fiduciary duties and payment default.

The Company remains confident that it negotiated and fully performed its obligations under the agreements with Accton in good faith and considers the claims against it to be without merit. The Company is vigorously defending itself against the allegations made by Accton, and although it is not possible at this time to assess the likelihood of any liability being established, expects that the outcome will not be material to the Company. Furthermore, the Company is vigorously pursuing recovery of damages and other relief from Accton pursuant to the Company's claims, but the likelihood of any such recovery also cannot currently be established.

16. BENEFIT AND INCENTIVE PLANS

Incentive Savings and Retirement Plan

The Company maintains a defined contribution Incentive Savings and Retirement Plan (the Plan) which, pursuant to Section 401(k) of the Internal Revenue Code, permits employees to defer taxation on their pre-tax contributions to the Plan.

The Plan permits employees to contribute up to 15% of their earnings, through payroll deductions, based on earnings reduction agreements. The Company makes matching contributions to the Plan in the form of SMSC common stock. The Company's matching contribution to the plan is equal to two-thirds of the employee's contribution, up to 6% of the employee's earnings. The Company's matching contributions to the Plan totaled $1.0 million, $0.9 million and $0.7 million in fiscal 2003, 2002 and 2001, respectively.

Since July 2000, common stock for the Company's matching contributions to the Plan has been purchased in the open market. Previously, newly issued common stock was contributed to the Plan from authorized reserves. Since its inception, 1,334,000 shares of the Company's common stock have been contributed to the Plan.

As of February 28, 2003, 336 of the 422 employees who had satisfied the Plan's eligibility requirements to participate were making contributions to the Plan.

Employee Stock Option Plans

Under the Company's stock option plans, the Compensation Committee of the Board of Directors is authorized to grant options to purchase shares of common stock. The purpose of these plans is to promote the interests of the Company and its shareholders by providing officers and key employees with additional incentives and the opportunity, through stock ownership, to increase their proprietary interest in the Company and their personal interest in its continued success. Options are granted at prices not less than the fair market value on the date of grant. As of February 28, 2003, 459,000 shares of common stock were available for future grants of stock options or restricted stock awards.

Stock option plan activity is summarized below *(shares in thousands)*:

	Fiscal 2003 Shares	Weighted Average Exercise Price	Fiscal 2002 Shares	Weighted Average Exercise Price	Fiscal 2001 Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	4,063	$12.52	3,500	$12.17	2,510	$ 9.10
Granted	1,732	21.71	1,138	13.95	1,581	16.11
Exercised	(407)	10.79	(175)	9.49	(287)	8.98
Canceled or expired	(610)	21.30	(400)	14.86	(304)	10.38
Options outstanding, end of year	4,778	$14.87	4,063	$12.52	3,500	$12.17
Options exercisable	1,594	$12.27	1,110	$11.40	565	$ 9.54

The following table summarizes information relating to currently outstanding and exercisable options as of February 28, 2003 *(shares in thousands)*:

Range of Exercise Prices	Weighted Average Remaining Lives *(in years)*	Options Outstanding	Weighted Average Exercise Prices	Options Exercisable	Weighted Average Exercise Prices
$ 6.250–$ 9.500	5.78	1,070	$ 7.96	608	$ 8.32
$ 9.564–$14.093	7.44	1,345	13.17	612	13.19
$14.187–$17.343	8.33	991	15.42	209	15.39
$17.375–$22.350	8.89	1,179	21.25	137	18.57
$22.380–$24.950	8.74	193	23.33	28	23.83
		4,778		1,594	

Director Stock Option Plan

Under the Company's Director Stock Option Plan, non-qualified options to purchase common stock may be granted to directors at prices not less than the market price of the shares at the date of grant. At February 28, 2003, the expiration dates of the outstanding options under this plan range from July 22, 2006 to January 15, 2013, and the exercise prices range from $8.50 to $20.25 (average $15.03) per share.

The following is a summary of activity under the Director Stock Option Plan over the past three fiscal years *(shares in thousands):*

	Fiscal 2003 Shares	**Weighted Average Exercise Price**	Fiscal 2002 Shares	Weighted Average Exercise Price	Fiscal 2001 Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	**261**	**$12.78**	213	$12.27	218	$11.03
Granted	**102**	**17.29**	48	15.02	50	18.25
Exercised	**(92)**	**11.11**	—	—	(55)	12.71
Options outstanding, end of year	**271**	**$15.03**	261	$12.78	213	$12.27
Options exercisable	**269**	**$14.98**	247	$12.61	188	$11.88
Shares available for future grants, end of year	**92**		194		—	

Director Deferred Compensation Plan

The Company has a deferred compensation plan for its non-employee directors, which permits eligible directors to defer 50% or 100% of their basic annual compensation, which is otherwise paid in cash. During fiscal 2001, the plan was modified to require deferral of at least 50% of basic annual compensation by all plan participants. Under this plan, an unfunded account is established for each participating director, which is credited with equivalent units of the Company's common stock on the first day of each quarter. These equivalent units track the economic performance of the underlying stock, but carry no voting rights. The deferred compensation earned under this plan is payable when the participant leaves the Company's Board of Directors, for any reason, and, for current directors, is paid in either common stock or an equivalent amount of cash, at the election of the director. During fiscal 2003, the plan was further modified to eliminate the option of paying the deferred compensation in cash for future participants in the plan. Compensation expense under this plan was $0.1 million in each of fiscal 2003, 2002 and 2001, respectively.

The following is a summary of the activity under this plan *(units in thousands):*

For the years ended February 28,	**2003**	2002	2001
Common stock equivalent units, beginning of year	**31**	25	23
Common stock equivalent units earned during the year	**4**	6	6
Common stock distributed during the year	**—**	—	(4)
Common stock equivalent units, end of year	**35**	31	25
Common stock equivalent units available, end of year	**65**	69	75
Range of common stock prices used to calculate common stock equivalent units	**$16.43–$22.60**	$9.73–$17.10	$14.38–$20.25

Restricted Stock Awards

The Company provides common stock awards to certain officers and key employees. Awards granted under the plan are typically earned in 25%, 25% and 50% increments on the first, second and third anniversaries of the award, respectively. The shares granted are distributed provided the employee has remained employed by the Company through such anniversary dates; otherwise the unearned shares are forfeited. The market value of these shares at the date of award is recorded as compensation expense ratably over the three-year periods from the respective award dates, as adjusted for forfeitures of awards that did not vest. Deferred compensation expense of $2.1 million and $1.4 million associated with unearned shares under this plan as of February 28, 2003 and 2002, respectively, is reported within *Additional paid-in capital* on the Company's Consolidated Balance Sheets. Compensation expense for these awards was $0.9 million, $0.7 million and $0.4 million in fiscal 2003, 2002 and 2001, respectively.

Through February 28, 2003, 237,000 shares, net of cancellations, have been awarded under this plan. The Company, at its discretion, can grant restricted stock awards from the shares available under its 2001 Stock Option and Restricted Stock Plan. As of February 28, 2003, the Company had 459,000 shares available for the issuance of stock options and restricted stock awards.

Retirement Plans

In October 2000, the Board of Directors terminated all additional benefits for active non-employee directors under its Directors Retirement Plan, other than those benefits already earned, effective in January 2001. Affected directors were offered the opportunity to retain their vested retirement benefit, or to exchange that retirement benefit for a restricted stock grant. In January 2001, a combined 28,000 shares of restricted common stock valued at $0.6 million were granted to certain directors in exchange for their respective benefits under the Directors Retirement Plan. Those directors who chose to retain their retirement benefits, as well as all retired non-employee directors, will continue to receive benefits under the terms of the original plan, as modified. The annual retirement benefit is equal to the annual retainer in effect at the date of retirement or December 31, 2000, whichever is earlier, for a period equal to the lesser of the director's years of service through December 31, 2000 or ten years. Following the completion of all payments to current participants, the Directors Retirement Plan will terminate. Retirement expense recorded under this plan was $0.1 million in each of fiscal 2003 and 2002, respectively, and was a nominal amount in fiscal 2001.

The Company maintains an unfunded Supplemental Executive Retirement Plan to provide senior management with retirement, disability and death benefits. The Plan's retirement benefits are based upon the participant's average compensation during the three-year period prior to retirement. The Company is the beneficiary of life insurance policies that have been purchased as a method of partially financing these benefits. Based upon the latest available actuarial information, the following table sets forth the components of the Plan's net periodic pension expense, the Plan's funded status and the assumptions used in determining the present value of benefit obligations *(dollars in thousands):*

For the years ended February 28,	**2003**	2002	2001
Service cost—benefits earned during the year	**$100**	$ 71	$ 80
Interest cost on projected benefit obligations	**358**	346	339
Net amortization and deferral	**245**	241	244
Net periodic pension expense	**$703**	$658	$663

As of February 28,	**2003**	2002	2001
Actuarial present value of:			
Vested benefit obligation	**$ 4,586**	$ 4,555	$ 3,975
Nonvested benefit obligation	**563**	287	130
Accumulated benefit obligation	**5,149**	4,842	4,105
Effect of projected future salary increases	**1,479**	1,228	809
Projected benefit obligation	**6,628**	6,070	4,914
Unrecognized gain or (loss)	**(754)**	(379)	565
Unrecognized net transition asset	**(1,470)**	(1,715)	(1,961)
Additional minimum liability	**745**	867	587
Accrued pension cost	**$ 5,149**	$ 4,843	$ 4,105
Assumptions used in determining actuarial present value of benefit obligations:			
Discount rate	**6.00%**	6.00%	7.25%
Weighted average rate of compensation increase	**7.00%**	7.00%	7.00%

Executive Incentives

The Company's Board of Directors has provided that certain executives receive incentive compensation based upon certain sales and revenues, earnings and other performance measures. Incentive compensation of $0.9 million, $0.8 million and $0.9 million was earned in fiscal 2003, 2002 and 2001, respectively.

17. INDUSTRY SEGMENT, GEOGRAPHIC, CUSTOMER AND SUPPLIER INFORMATION

Industry Segment

The Company operates in a single industry segment in which it designs, develops and markets semiconductor integrated circuits for the personal computer, peripheral and embedded systems marketplaces.

Geographic Information

The Company's domestic operations include its worldwide sales and revenues, exclusive of some of its sales and revenues from customers in Japan, and most of its operating expenses. The majority of the Company's sales and revenues and operating profits from customers in Japan are recorded by SMSC Japan. The Company conducts various sales and marketing operations outside of the United States through SMSC Japan, and through subsidiaries in Europe and Asia.

The Company's long-lived assets include net property and equipment, and other long-lived assets. The vast majority of the Company's net property and equipment is located in the United States. Included within other long-lived assets is an equity investment in Singapore-based Chartered Semiconductor Manufacturing Ltd. valued at $1.8 million as of February 28, 2003.

Export Sales

The information below summarizes sales and revenues to unaffiliated customers by geographic region *(in thousands)*:

For the years ended February 28,	**2003**	2002	2001
North America	**$ 14,712**	$ 42,913	$ 37,750
Asia and Pacific Rim	**131,903**	106,123	101,039
Europe	**8,823**	10,157	24,240
Rest of World	**79**	105	399
	$155,517	$159,298	$163,428

Significant Customers

Revenues from significant customers, as a percentage of total sales and revenues, are summarized as follows:

For the years ended February 28,	**2003**	2002	2001
Customer A	**19.6%**	15.2%	*
Customer B	**12.1%**	*	*
Customer C	*	29.0%	11.2%
Customer D	**14.3%**	*	*

**Less than 10% of sales and revenues.*

Significant Suppliers

The Company does not operate a wafer fabrication facility. Two independent semiconductor wafer foundries in Asia currently supply substantially all of the Company's devices in current production. In addition, substantially all of the Company's products are assembled by one of four independent subcontractors in Asia.

Concentrations of Credit Risk

The Company sells its products to personal computer and electronic equipment manufacturers and their subcontractors, and to electronic component distributors, and maintains individually significant accounts receivable balances from several of its larger customers. One customer accounts for $7.1 million and $7.5 million of the Company's accounts receivable as of February 28, 2003 and February 28, 2002, respectively. The Company performs credit evaluations of its customers' financial condition on a regular basis and, although the Company generally requires no collateral, prepayments or letters of credit may be required from its customers in certain circumstances. Reserves for estimated credit losses are maintained and actual losses were not significant for all years presented.

The Company invests its cash, cash equivalents and short-term investments in a variety of financial instruments and, by policy, seeks to limit the credit exposure on these investments through diversification and by restricting the investments to highly rated securities.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)

Quarter ended	May 31	Aug. 31	Nov. 30	Feb. 28
Fiscal 2003				
Product sales	$33,828	$37,948	$40,293	$42,175
Intellectual property revenues	179	352	305	437
	34,007	38,300	40,598	42,612
Gross profit	15,072	17,111	17,945	19,296
Operating income	27	231	14	798
Income (loss) from continuing operations	433	568	(9,032)	1,060
Loss from discontinued operations	(81)	(258)	(125)	(36)
Net income (loss)	352	310	(9,157)	1,024
Basic net income (loss) per share				
Income (loss) from continuing operations	$ 0.03	$ 0.03	$ (0.54)	$ 0.06
Loss from discontinued operations	(0.01)	(0.01)	(0.01)	—
	$ 0.02	$ 0.02	$ (0.55)	$ 0.06
Diluted net income (loss) per share				
Income (loss) from continuing operations	$ 0.02	$ 0.03	$ (0.54)	$ 0.06
Loss from discontinued operations	—	(0.01)	(0.01)	—
	$ 0.02	$ 0.02	$ (0.55)	$ 0.06
Average shares outstanding				
Basic net income per share	16,060	16,631	16,718	16,748
Diluted net income per share	17,811	18,214	16,718	17,905
Market price per share				
High	$ 27.65	$ 24.90	$ 22.85	$ 22.43
Low	16.30	16.32	11.80	12.99

Quarter ended	May 31	Aug. 31	Nov. 30	Feb. 28
Fiscal 2002				
Product sales	$30,510	$30,120	$34,644	$33,254
Intellectual property revenues	326	269	29,970	205
	30,836	30,389	64,614	33,459
Gross profit	11,776	12,183	40,299	13,776
Operating income (loss)	(4,512)	(3,039)	13,591	338
Income (loss) from continuing operations	(1,624)	(869)	9,195	773
Loss from discontinued operations	(245)	(307)	(116)	(896)
Net income (loss)	(1,869)	(1,176)	9,079	(123)
Basic net income (loss) per share				
Income (loss) from continuing operations	$ (0.10)	$ (0.05)	$ 0.57	$ 0.05
Loss from discontinued operations	(0.02)	(0.02)	(0.01)	(0.06)
	$ (0.12)	$ (0.07)	$ 0.56	$ (0.01)
Diluted net income (loss) per share				
Income (loss) from continuing operations	$ (0.10)	$ (0.05)	$ 0.56	$ 0.04
Loss from discontinued operations	(0.02)	(0.02)	(0.01)	(0.05)
	$ (0.12)	$ (0.07)	$ 0.55	$ (0.01)
Average shares outstanding				
Basic net income (loss) per share	16,102	16,107	16,071	16,018
Diluted net income (loss) per share	16,102	16,107	16,525	17,070
Market price per share				
High	$ 17.00	$ 17.90	$ 13.82	$ 19.75
Low	12.06	11.79	8.50	12.94

The Company's common stock is traded in the over-the-counter market under the Nasdaq symbol: SMSC. Trading is reported in the Nasdaq National Market. There were approximately 898 holders of record of the Company's common stock at April 2, 2003.

The present policy of the Company is to retain earnings to provide funds for the operation and expansion of its business. The Company has never paid a cash dividend, and does not expect to pay cash dividends in the foreseeable future.

REPORTS OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Standard Microsystems Corporation:

In our opinion, the accompanying consolidated balance sheet as of February 28, 2003 and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Standard Microsystems Corporation and its subsidiaries at February 28, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of Standard Microsystems Corporation and its subsidiaries as of February 28, 2002, and for each of the two years in the period ended February 28, 2002, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated April 4, 2002.



PricewaterhouseCoopers LLP
New York, NY
April 2, 2003

REPORTS OF INDEPENDENT ACCOUNTANTS *(continued)*

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

To Standard Microsystems Corporation:

We have audited the accompanying consolidated balance sheets of Standard Microsystems Corporation (a Delaware corporation) and subsidiaries as of February 28, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended February 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Microsystems Corporation and subsidiaries as of February 28, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 2002, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, NY
April 4, 2002

PRO FORMA AND GAAP CONSOLIDATED STATEMENTS OF INCOME (LOSS) FROM CONTINUING OPERATIONS (UNAUDITED)

(In thousands, except per share data)

Due to the significance of several special items recorded in fiscal 2003 and in fiscal 2002, SMSC is presenting the following unaudited pro forma information to facilitate a comparison of the operating results for both periods. The pro forma information was prepared by excluding certain special items, details of which appear in the notes following the table, from the Company's fiscal 2003 and fiscal 2002 operating results prepared in conformity with U.S. generally accepted accounting principles (GAAP).

For the years ended February 28,	2003		2002	
	Pro Forma	GAAP	Pro Forma	GAAP
Product sales	$154,244	$154,244	$128,528	$128,528
Intellectual property revenues	1,273	1,273	1,175	30,770
	155,517	155,517	129,703	159,298
Cost of goods sold	86,093	86,093	79,989	81,264
Gross profit	69,424	69,424	49,714	78,034
Operating expenses:				
Research and development	31,166	31,166	31,178	31,178
Selling, general and administrative	36,268	36,268	31,846	32,744
Amortization of intangible assets	1,167	1,167	—	—
Restructuring costs	—	(247)	—	7,734
Income (loss) from operations	823	1,070	(13,310)	6,378
Other income (expense):				
Interest income	2,069	2,069	3,450	3,450
Interest expense	(166)	(166)	(133)	(133)
Impairments of investments	—	(16,306)	—	(669)
Other income (expense), net	(43)	(43)	1,660	1,660
Income (loss) before income taxes and minority interest	2,683	(13,376)	(8,333)	10,686
Provision for (benefit from) income taxes	188	(6,422)	(3,676)	3,171
Minority interest in net income of subsidiary	17	17	40	40
Income (loss) from continuing operations	$ 2,478	$ (6,971)	$ (4,697)	$ 7,475
Diluted net income (loss) per share from continuing operations	$ 0.14	$ (0.42)	$ (0.29)	$ 0.44
Diluted weighted average common shares outstanding	17,928	16,538	16,069	16,900

Items excluded for purposes of the pro forma presentations:

Fiscal 2003—$16,306 of investment impairment charges and $5,870 of related income tax benefits; $829 of prior years' income tax benefits; and a $247 adjustment to restructuring charges with an $89 related income tax provision.

Fiscal 2002—$29,595 of special intellectual property revenue with a related $10,654 income tax provision; $9,009 of restructuring costs, including $1,275 within cost of goods sold and $7,734 within operating expenses, with a related $3,243 income tax benefit; $898 of special selling, general and administrative charges, with a related $324 income tax benefit; and $669 of investment impairment charges with $240 of related income tax benefits.

SHAREHOLDER *INFO*

Corporate Headquarters
80 Arkay Drive
P.O. Box 18047
Hauppauge, New York 11788-8847
Phone: 631-435-6000
Fax: 631-273-5550
Web Site: www.smsc.com

Common Stock
NASDAQ® Stock Symbol: SMSC
During the fiscal year ended February 28, 2003, prices of the Company's common stock were:

High	$27.65
Low	$11.80
Closing	$14.62

2003 Annual Meeting of Shareholders
The 2003 Annual Meeting of Shareholders will be held at 10:00 a.m., Wednesday, July 9, 2003 at the offices of Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, 39th Floor, New York, New York 10006.

Form 10-K
A copy of Form 10-K filed with the Securities and Exchange Commission can be obtained upon request to Investor Relations, Standard Microsystems Corporation, at the corporate headquarters address above.

Shareholder Inquiries, Change of Address or Duplicate Mailings
Questions concerning stock transfer, lost certificates or other administrative matters should be directed to American Stock Transfer & Trust Company by calling 1-800-937-5449. If you change your address or wish to consolidate duplicate mailings, please contact American Stock Transfer & Trust Company at the address below or by e-mail at www.info@amstock.com.

Transfer Agent and Registrar
American Stock Transfer
& Trust Company
59 Maiden Lane, Lobby Floor
New York, New York 10038
Attention: Shareholder Relations
Web Site: www.amstock.com

Auditors
PricewaterhouseCoopers LLP
401 Broadhollow Road
Melville, New York 11747

Legal Counsel
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006

Patent/Technology Licensees
ALi Corporation
Advanced Micro Devices, Inc.
AT&T Corp.
Fujitsu, Ltd.
General Motors Corporation
Hitachi, Ltd.
Hualon Microelectronics Corporation
Hynix Semiconductor, Inc.
Intel Corporation
International Business Machines Corporation (IBM)
Kawasaki Steel Corporation
Lucent Technologies Inc.
Matsushita Electric Industrial Co., Ltd.
Micron Technology, Inc.
Mitsubishi Electric Corporation
National Semiconductor Corporation
NEC Corporation
Nippon Steel Semiconductor Corporation
Oki Electric Industry Company, Ltd.
Samsung Electronics Co., Ltd.
Sanyo Electric Co., Ltd.
SGS-Thompson Microelectronics BV
Sharp Corporation
Texas Instruments Incorporated
Toshiba Corporation
United Microelectronics Corporation
Winbond Electronics Corporation

RMATION

Eastern Area Sales Office
300 Kennedy Drive
Hauppauge, New York 11788-8847
Phone: 631-435-6183
Fax: 631-435-6110

Central Area Sales Office
Stonelake Building 6
11000 North Mopac Expressway
Suite 500
Austin, Texas 78759
Phone: 512-502-0070
Fax: 512-502-0648

Western Area Sales Office
2107 North First Street, Suite 660
San Jose, California 95131
Phone: 408-441-0455
Fax: 408-436-6476

Asian Sales Offices
Taiwan Branch
14th Floor, No. 109
Ming-Sheng East Road, Sec. 3
Taipei 105, Taiwan ROC
Phone: 011-886-22712-3515
Fax: 011-886-22712-5026

Shanghai Branch
Room 1905, Shanghai International Trade Center
2201 Yan An Road (W),
Shanghai, China 200336
Phone: 011-86-21-6275-8822
Fax: 011-86-21-6275-7881

Korean Branch
22F., Hanwha Building, 23-5
Yoido-Dong, Yeongdeungpo-Gu
Seoul, Korea 150-717
Phone: 011-82-2-3775-0105
Fax: 011-82-2-786-5819

European Sales Office
Standard Microsystems GmbH
Johanneskirchner Str. 100
81927 Munich, Germany
Phone: 011-49-89-959299-70
Fax: 011-49-89-959299-90

SMSC Japan
20th Floor, #4,
Ohsaki New City Building
1-6-4, Ohsaki, Shinagawa-Ku
Tokyo 141-0032, Japan
Phone: 011-81-3-5487-0481
Fax: 011-81-3-5487-0490

Board of Directors
Steven J. Bilodeau
Chairman of the Board, President and Chief Executive Officer

James R. Berrett
Former Executive NEC Corporation

James J. Boyle
Chairman and President Cardinal Resources, Inc.

Robert M. Brill
General Partner Newlight Associates

Andrew M. Caggia
Senior Vice President and Chief Financial Officer

Peter F. Dicks
Corporate Director

Ivan T. Frisch
Executive Vice President and Provost Polytechnic University

Senior Officers
Steven J. Bilodeau*
Chairman of the Board, President and Chief Executive Officer

Andrew M. Caggia*
Senior Vice President and Chief Financial Officer

George W. Houseweart*
Senior Vice President, General Counsel and Secretary

David H. Bass
Senior Vice President Engineering

Robert E. Hollingsworth*
Senior Vice President Sales and Marketing

Eric M. Nowling*
Vice President, Controller and Chief Accounting Officer

Peter S. Byrnes*
Vice President Operations

Yasuo Suzuki
*President SMSC Japan***

*Executive Officer
**Majority-Owned Japanese Subsidiary of SMSC

Designed by Curran & Connors, Inc. / www.curran-connors.com





Standard Microsystems Corporation
80 Arkay Drive
Hauppauge, New York 11788-8847
Phone: 631-435-6000 Fax: 631-273-5550
WWW.SMSC.COM